UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

QUARTERLY INFORMATION

MARCH 31, 2020

(A free translation of the original in Portuguese)

Report on review of quarterly information

To the Board of Directors and Stockholders

Telefônica Brasil S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Telefônica Brasil S.A. ("Company"), included in the Quarterly Information Form (ITR) for the quarter ended March 31, 2020, comprising the balance sheet at that date and the statements of income, comprehensive income, changes in equity and cash flows for the quarter then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of this parent company and consolidated interim financial information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

(A free translation of the original in Portuguese)

Other matters

Statements of value added

The quarterly information referred to above includes the parent company and consolidated statements of value added for the quarter ended March 31, 2020. These statements are the responsibility of the Company's management and are presented as supplementary information under IAS 34. These statements have been subjected to review procedures performed together with the review of the quarterly information for the purpose of concluding whether they are reconciled with the interim accounting information and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of value added have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and consistent with the parent company and consolidated interim accounting information taken as a whole.

São Paulo, April 29, 2020

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Sérgio Eduardo Zamora

Contador CRC 1SP168728/O-4

TELEFÔNICA BRASIL S.A.
Balance Sheets
At March 31, 2020 and December 31, 2019
(In thousands of reais)							(A free translation of the original in Portuguese)

		Company		Consolidated				Company		Consolidated
ASSETS	Note	03.31.20	12.31.19	03.31.20	12.31.19	LIABILITIES AND EQUITY	Note	03.31.20	12.31.19	03.31.20	12.31.19

Current assets		20,859,848	18,371,347	21,143,913	18,644,678	Current liabilities		19,177,315	17,698,033	19,168,300	17,732,088
Cash and cash equivalents	3	5,158,032	3,106,269	5,479,294	3,393,377	Personnel, social charges and benefits	14	568,886	724,194	594,415	752,246
Trade accounts receivable	4	8,687,689	8,675,720	8,727,275	8,719,497	Trade accounts payable	15	6,416,590	6,917,252	6,330,628	6,871,799
Inventories	5	719,929	573,483	724,226	578,003	Income and social contribution taxes payable	7	-	-	8,374	6,585
Prepaid expenses	6	1,565,820	684,972	1,567,346	686,503	Taxes, charges and contributions payable	16	2,180,786	1,116,229	2,200,452	1,139,812
Income and social contribution taxes recoverable	7	424,649	408,405	429,424	411,595	Dividends and interest on equity	17	3,945,996	3,587,417	3,945,996	3,587,417
Taxes, charges and contributions recoverable	8	3,569,597	4,170,350	3,572,578	4,176,362	Provisions and contingencies	18	355,396	365,278	364,541	374,445
Judicial deposits and garnishments	9	272,151	277,007	272,565	277,468	Loans, financing, debentures and leases	19	4,911,893	4,125,926	4,912,456	4,126,490
Dividends and interest on equity	17	72,900	72,900	-	-	Deferred revenue	20	448,621	506,181	448,621	506,181
Derivative financial instruments	30	13,534	19,282	13,534	19,282	Derivative financial instruments	30	1,395	1,921	1,395	1,921
Other assets	10	375,547	382,959	357,671	382,591	Other liabilities	21	347,752	353,635	361,422	365,192

Non-current assets		88,789,003	89,709,031	88,670,761	89,645,044
Long-term assets		5,077,511	5,090,417	5,398,519	5,418,577	Non-current liabilities		19,257,959	19,926,767	19,432,797	20,102,056
Short-term investments pledged as collateral		67,585	63,558	67,805	63,766	Personnel, social charges and benefits	14	49,514	35,958	49,597	36,028
Trade accounts receivable	4	408,419	440,453	408,419	440,453	Income and social contribution taxes payable	7	86,528	86,512	86,528	86,512
Prepaid expenses	6	199,014	220,077	199,008	220,082	Taxes, charges and contributions payable	16	251,668	239,074	298,294	285,055
Deferred taxes	7	-	-	162,564	171,042	Deferred taxes	7	3,530,269	3,146,453	3,530,269	3,146,453
Taxes, charges and contributions recoverable	8	839,446	841,196	839,449	841,198	Provisions and contingencies	18	5,103,081	5,039,695	5,224,564	5,160,973
Judicial deposits and garnishments	9	3,296,187	3,236,840	3,454,093	3,393,417	Loans, financing, debentures and leases	19	8,470,223	9,698,041	8,470,223	9,698,183
Derivative financial instruments	30	43,402	52,881	43,402	52,881	Deferred revenue	20	271,159	208,229	273,331	211,901
Other assets	10	223,458	235,412	223,779	235,738	Derivative financial instruments	30	54,751	54,212	54,751	54,212
Investments	11	589,055	516,513	129,322	104,251	Other liabilities	21	1,440,766	1,418,593	1,445,240	1,422,739
Property, plant and equipment	12	42,031,596	42,831,369	42,046,969	42,847,264
Intangible assets	13	41,090,841	41,270,732	41,095,951	41,274,952	TOTAL LIABILITIES		38,435,274	37,624,800	38,601,097	37,834,144

						Equity	22	71,213,577	70,455,578	71,213,577	70,455,578
						Capital		63,571,416	63,571,416	63,571,416	63,571,416
						Capital reserves		1,165,463	1,165,463	1,165,463	1,165,463
						Income reserves		3,497,072	3,492,387	3,497,072	3,492,387
						Other comprehensive income acumulated		55,280	30,737	55,280	30,737
						Retained earnings		728,771	-	728,771	-
						Additional proposed dividends		2,195,575	2,195,575	2,195,575	2,195,575

TOTAL ASSETS		109,648,851	108,080,378	109,814,674	108,289,722	TOTAL LIABILITIES AND EQUITY		109,648,851	108,080,378	109,814,674	108,289,722

TELEFÔNICA BRASIL S.A.
Statements of Income
Quarters ended March 31, 2020 and 2019
(In thousands of reais, except earnings per share)			(A free translation of the original in Portuguese)

		Company		Consolidated
	Note	1st quarter of 2020	1st quarter of 2019	1st quarter of 2020	1st quarter of 2019

Net operating revenue	23	10,673,072	10,763,353	10,824,667	10,974,736

Cost of sales	24	(5,430,713)	(5,415,478)	(5,471,027)	(5,440,007)

Gross profit		5,242,359	5,347,875	5,353,640	5,534,729

Operating income (expenses)		(3,557,262)	(3,705,474)	(3,591,540)	(3,762,708)
Selling expenses	24	(3,042,103)	(3,204,014)	(3,045,407)	(3,227,972)
General and administrative expenses	24	(610,158)	(546,323)	(623,577)	(549,734)
Other operating income	25	242,271	201,590	224,072	180,374
Other operating expenses	25	(147,272)	(156,727)	(146,628)	(165,376)

Operating income		1,685,097	1,642,401	1,762,100	1,772,021

Financial income	26	288,338	318,387	296,139	323,145
Financial expenses	26	(484,162)	(408,902)	(490,638)	(412,801)
Equity pickup	11	48,029	87,400	558	(54)

Income before taxes		1,537,302	1,639,286	1,568,159	1,682,311

Income and social contribution taxes	7	(383,846)	(297,144)	(414,703)	(340,169)

Net income for the period		1,153,456	1,342,142	1,153,456	1,342,142

Basic and diluted earnings per common share (in R$)	22	0.64	0.75
Basic and diluted earnings per preferred share (in R$)	22	0.70	0.82

TELEFÔNICA BRASIL S.A.
Consolidated Statements of Changes in Equity
Quarters ended March 31, 2020 and 2019
(In thousands of reais)						(A free translation of the original in Portuguese)

			Capital reserves			Income reserves
	Note	Capital	Special goodwill reserve	Other capital reserves	Treasury shares	Legal reserve	Tax incentive reserve	Expansion and modernization reserve	Retained earnings	Proposed additional dividends	Other comprehensive income acumulated	Total equity
Balances at December 31, 2018		63,571,416	63,074	1,238,278	(87,820)	2,584,757	39,413	1,700,000	-	2,468,684	29,225	71,607,027
DIPJ adjustment - Tax incentives		-	-	-	-	-	4,208	-	(4,208)	-	-	-
Other comprehensive income	22	-	-	-	-	-	-	-	-	-	(1,473)	(1,473)
Net income for the period		-	-	-	-	-	-	-	1,342,142	-	-	1,342,142
Interim interest on equity	17	-	-	-	-	-	-	-	(700,000)	-	-	(700,000)
Balances at March 31, 2019		63,571,416	63,074	1,238,278	(87,820)	2,584,757	43,621	1,700,000	637,934	2,468,684	27,752	72,247,696
Payment of additional dividend for 2018		-	-	-	-	-	-	-	-	(2,468,684)	-	(2,468,684)
Unclaimed dividends and interest on equity		-	-	-	-	-	-	-	82,898	-	-	82,898
DIPJ adjustment - Tax incentives		-	-	-	-	-	13,958	-	(13,958)	-	-	-
Other comprehensive income	22	-	-	-	-	-	-	-	(132,120)	-	2,985	(129,135)
Equity transactions		-	-	(48,135)	-	-	-	-	-	-	-	(48,135)
Other		-	-	66	-	-	-	-	-	-	-	66
Net income for the period		-	-	-	-	-	-	-	3,658,872	-	-	3,658,872
Allocation of income:												-
Legal reserve		-	-	-	-	250,051	-	-	(250,051)	-	-	-
Interim interest on equity		-	-	-	-	-	-	-	(2,888,000)	-	-	(2,888,000)
Reversal of expansion and Modernization Reserve		-	-	-	-	-	-	(1,700,000)	1,700,000	-	-	-
Expansion and Modernization Reserve		-	-	-	-	-	-	600,000	(600,000)	-	-	-
Additional proposed dividends		-	-	-	-	-	-	-	(2,195,575)	2,195,575	-	-
Balances at December 31, 2019		63,571,416	63,074	1,190,209	(87,820)	2,834,808	57,579	600,000	-	2,195,575	30,737	70,455,578
DIPJ adjustment - Tax incentives		-	-	-	-	-	4,685	-	(4,685)	-	-	-
Other comprehensive income	22	-	-	-	-	-	-	-	-	-	24,543	24,543
Net income for the period		-	-	-	-	-	-	-	1,153,456	-	-	1,153,456
Interim interest on equity	17	-	-	-	-	-	-	-	(420,000)	-	-	(420,000)
Balances at March 31, 2020		63,571,416	63,074	1,190,209	(87,820)	2,834,808	62,264	600,000	728,771	2,195,575	55,280	71,213,577

TELEFÔNICA BRASIL S.A.
Statements of Comprehensive Income
Quarters ended March 31, 2020 and 2019
(In thousands of reais)		(A free translation of the original in Portuguese)

		Company		Consolidated
	Note	1st quarter of 2020	1st quarter of 2019	1st quarter of 2020	1st quarter of 2019
Net income for the period		1,153,456	1,342,142	1,153,456	1,342,142

Other comprehensive income (losses) that may be reclassified into income (losses) in subsequent periods		24,599	(1,519)	24,599	(1,519)
Gains (losses) on derivative financial instruments	30	-	(352)	-	(352)
Taxes	7	-	120	-	120

Cumulative Translation Adjustments (CTA) on transactions in foreign currency	11	24,599	(1,287)	24,599	(1,287)

Other comprehensive income (losses) not to be reclassified into income (losses) in subsequent periods		(56)	46	(56)	46
Unrealized gains on financial assets at fair value through other comprehensive income	11	(86)	70	(86)	70
Taxes	7	30	(24)	30	(24)

Other comprehensive income		24,543	(1,473)	24,543	(1,473)

Comprehensive income for the period - net of taxes		1,177,999	1,340,669	1,177,999	1,340,669

TELEFÔNICA BRASIL S.A.
Statements of Value Added
Quarters ended March 31, 2020 and 2019
(In thousands in reais)		(A free translation of the original in Portuguese)

		Company		Consolidated
	Note	1st quarter of 2020	1st quarter of 2019	1st quarter of 2020	1st quarter of 2019

Revenues		13,820,784	14,165,052	13,977,495	14,372,092
Sale of goods and services		13,894,492	14,212,057	14,069,804	14,453,216
Other revenues		377,074	367,813	362,417	344,885
Provision for impairment of trade accounts receivable	24	(450,782)	(414,818)	(454,726)	(426,009)

Inputs acquired from third parties		(4,594,163)	(4,990,724)	(4,623,321)	(5,120,539)
Cost of goods and products sold and services rendered		(2,802,129)	(2,877,852)	(2,834,075)	(2,998,739)
Materials, electric energy, third-party services and other expenses		(1,932,847)	(2,153,451)	(1,930,059)	(2,161,384)
Loss/recovery of assets		140,813	40,579	140,813	39,584

Gross value added		9,226,621	9,174,328	9,354,174	9,251,553

Withholdings		(2,743,261)	(2,587,693)	(2,744,690)	(2,588,373)
Depreciation and amortization	24	(2,743,261)	(2,587,693)	(2,744,690)	(2,588,373)

Net value added produced		6,483,360	6,586,635	6,609,484	6,663,180

Value added received in transfer		336,367	405,787	296,697	323,091
Equity pickup	11	48,029	87,400	558	(54)
Financial income	26	288,338	318,387	296,139	323,145

Total undistributed value added		6,819,727	6,992,422	6,906,181	6,986,271

Distribution of value added		6,819,727	6,992,422	6,906,181	6,986,271

Personnel, social charges and benefits		1,105,494	980,310	1,129,010	993,887
Direct compensation		729,848	660,059	745,600	668,406
Benefits		324,843	276,101	330,868	280,258
Government Severance Indemnity Fund for Employees (FGTS)		50,803	44,150	52,542	45,223
Taxes, charges and contributions		3,732,592	3,911,142	3,786,944	3,887,561
Federal		1,232,861	1,270,383	1,282,160	1,241,436
State		2,440,529	2,573,449	2,441,268	2,573,891
Local		59,202	67,310	63,516	72,234
Debt remuneration		828,185	758,828	836,771	762,681
Interest		478,445	397,793	484,563	401,421
Rental		349,740	361,035	352,208	361,260
Equity remuneration		1,153,456	1,342,142	1,153,456	1,342,142
Interest on equity	17	420,000	700,000	420,000	700,000
Retained profit		733,456	642,142	733,456	642,142

TELEFÔNICA BRASIL S.A.
Consolidated Statements of Cash Flows
Quarters ended March 31, 2020 and 2019
(In thousands in reais)		(A free translation of the original in Portuguese)

		Company		Consolidated
	Note	1st quarter of 2020	1st quarter of 2019	1st quarter of 2020	1st quarter of 2019
Cash flows from operating activities

Income before taxes		1,537,302	1,639,286	1,568,159	1,682,311
Adjustment for:
Depreciation and amortization	24	2,743,261	2,587,693	2,744,690	2,588,373
Foreign exchange on loans and derivative financial instruments	30	22,601	(19,664)	22,601	(20,042)
Monetary losses		88,902	100,494	89,742	101,484
Equity pickup	11	(48,029)	(87,400)	(558)	54
Loss (gains) on write-off/sale of assets		(105,133)	(26,781)	(105,133)	(25,788)
Provision for impairment - accounts receivable	24	450,782	414,818	454,726	426,009
Change in liability provisions		49,222	(24,414)	40,229	(63,148)
Write-off and reversals for impairment - inventories		(37,498)	(13,798)	(37,498)	(13,796)
Pension plans and other post-retirement benefits	29	15,370	14,784	15,698	14,909
Provisions for tax, civil, labor and regulatory contingencies	25	147,272	156,727	146,628	157,491
Interest expense	19	139,456	194,882	139,473	194,901
Others		(1,475)	(68,206)	(1,476)	(68,198)

Changes in assets and liabilities
Trade accounts receivable		(430,717)	(679,533)	(430,471)	(702,336)
Inventories		(108,949)	(68,737)	(108,725)	(68,616)
Taxes recoverable		604,082	183,240	605,579	183,864
Prepaid expenses		(40,189)	(603,133)	(40,174)	(603,162)
Other assets		(95,324)	(10,501)	(77,821)	(12,259)
Personnel, social charges and benefits		(141,753)	(227,837)	(144,262)	(228,374)
Trade accounts payable		(10,522)	115,247	(43,136)	90,703
Taxes, charges and contributions		178,561	327,833	174,995	324,225
Provisions for tax, civil, labor and regulatory contingencies	18	(209,535)	(251,179)	(212,317)	(252,657)
Other liabilities		(60,208)	34,844	(58,113)	35,713
		3,150,177	2,049,379	3,174,677	2,059,350

Cash generated from operations		4,687,479	3,688,665	4,742,836	3,741,661

Interest paid	19	(164,544)	(200,671)	(164,561)	(200,689)
Income and social contribution taxes paid		-	-	(20,297)	(24,373)

Net cash generated by operating activities		4,522,935	3,487,994	4,557,978	3,516,599

Cash flows from investing activities
Additions to PP&E and intangible assets and others		(2,126,995)	(2,107,611)	(2,127,746)	(2,107,611)
Cash received from sale of PP&E items		652,175	3,720	652,175	3,720
Redemption of (increase in) judicial deposits		(25,033)	14,192	(25,029)	14,399

Net cash (used in) generated by investing activities		(1,499,853)	(2,089,699)	(1,500,600)	(2,089,492)

Cash flows from financing activities
Payment of loans, financing, debentures and leases	19	(963,958)	(752,865)	(964,100)	(752,993)
Received for derivative financial instruments	30	16,360	45,003	16,360	45,189
Payment of derivative financial instruments	30	(23,721)	(25,328)	(23,721)	(25,517)
Dividend and interest on equity paid	17	-	(271)	-	(271)

Net cash used in financing activities		(971,319)	(733,461)	(971,461)	(733,592)

Increase in cash and cash equivalents		2,051,763	664,834	2,085,917	693,515

Cash and cash equivalents at the beginning of the period		3,106,269	3,275,300	3,393,377	3,381,328
Cash and cash equivalents at the end of the period		5,158,032	3,940,134	5,479,294	4,074,843

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

1)   OPERATIONS

a) Background information

Telefônica Brasil S.A. (the “Company” or “Telefônica Brasil”) is a publicly-held corporation whose corporate purpose includes operating telecommunications services; development of activities necessary or complementary to the execution of such services, in accordance with the concessions, authorizations and permissions granted; exploration of value-added services; offering of integrated solutions, management and provision of services related to: (i) data centers, including hosting and co-location; (ii) storage, processing and management of data, information, texts, images, videos, applications and information systems and similar; (iii) information technology; (iv) information and communication security; (v) telecommunications; and (vi) electronic security systems; licensing and sublicensing of software of any nature, among others.

The Company’s principal offices are located at 1376, Engenheiro Luis Carlos Berrini Avenue, in the city and state of São Paulo, Brazil. It is a member of the Telefónica Group (“Group”), based in Spain and operates in several countries across Europe and Latin America.

On March 31, 2020 and December 31, 2019, Telefónica S.A. (“Telefónica”), the Group holding company, held a total direct and indirect interest in the Company of 73.58% (Note 22).

The Company is registered with the Brazilian Securities Commission ("CVM") as a publicly held company under Category A (issuers authorized to trade any marketable securities). Its shares are traded on the B3. The Company is also registered with the Securities and Exchange Commission ("SEC"), of the United States of America, and its American Depositary Shares ("ADSs") Level II, backed preferred shares are traded on the New York Stock Exchange ("NYSE").

b) Operations

The Company renders services for: (i) Fixed Switched Telephone Service Concession Arrangement ("STFC"); (ii) Multimedia Communication Service ("SCM", data communication, including broadband internet); (iii) Personal Mobile Service ("SMP"); and (iv) Conditioned Access Service ("SEAC" - Pay TV), throughout Brazil, through concessions and authorizations, in addition to other activities.

Service concessions and authorizations are granted by Brazil's Telecommunications Regulatory Agency ("ANATEL"), the agency responsible for the regulation of the Brazilian telecommunications sector under the terms of Law No. 9472 of July 16, 1997 - General Telecommunications Law ("Lei Geral das Telecomunicações" - LGT).

In accordance with the STFC service concession agreement, every two years, during the agreement's 20-year term to December 31, 2025, the Company will pay a fee equivalent to 2% of its prior-year STFC revenue, net of applicable taxes and social contribution taxes (Note 21).

In general, the current SMP radio frequency authorizations are valid for 15 years and can be renewed only once. Although the sanction of Law No. 13,879 / 2019 changes the LGT and allows successive spectrum renewals, it is not possible to guarantee that the new conditions will apply to existing licenses. ANATEL can interpret that the new renewal conditions are only valid for authorizations issued under the new law. ANATEL can also determine a mandatory "bidding" process in certain bands of the spectrum and refuse requests for renewal. A new bidding process can reduce the amount of spectrum available to each provider, depending on the configuration of the new blocks. If the extension is admitted, it will take place against payment.

            Currently, every two years after the first renewal of these agreements, the Company will pay a fee equivalent to 2% of its prior-year SMP revenue, net of applicable taxes and social contribution taxes (Note 22), and for certain terms, in the 15th year, the Company will pay 1% of its prior-year revenue. The calculation will consider the net revenue from Basic and Alternative Services Plans (Note 21). In July 2018, ANATEL published Resolution No. 695 with a new public spectrum price regulation. This Resolution sets new criteria for the costs of renewing licenses. The formula considers factors such as authorization time, revenue earned in the region and the amount of spectrum used by the provider. Part of the payment can be converted into investment commitments. The applicability of the new rules on current licenses, however, is uncertain.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

The information on a summary of the authorizations for the use of radiofrequency bands for SMP granted to the Company is the same as in Note 1b) Operations, as disclosed in the financial statements for the year ended December 31, 2019.

c) Corporate events that occurred in 2019

The information on the acquisition of Telefônica Infraestrutura e Segurança Ltda. ("TIS") by wholly-owned subsidiary Terra Networks Brasil S.A. ("Terra Networks") on September 26, 2019 and with operational effects as from September 1, 2019, is the same as in Note 1.c .1) Acquisition of TIS by Wholly Owned Subsidiary - 2019, disclosed in the financial statements for the year ended December 31, 2019.

2)    BASIS OF PREPARATION AND PRESENTATION OF THE QUARTERLY FINANCIAL STATEMENTS

a) Statement of compliance

The individual (Company) and consolidated quarterly financial statements were prepared and are presented in accordance with Technical Pronouncement CPC 21 (R1) - Interim Financial Statements, issued by the Accounting Pronouncements Committee ("CPC") and the international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board ("IASB") and in a manner consistent with the deliberations issued by the CVM, applicable to the preparation of the ITRs.

b) Basis of preparation and presentation

The quarterly financial statements were prepared on a historical cost basis (except where different criteria are required) and adjusted to reflect the valuation of assets and liabilities measured at fair value.

All significant information in the quarterly financial statements, and solely such information, is disclosed and corresponds to that used by Company management for administration purposes.

The Statement of Cash Flows was prepared in accordance with IAS 7 - Statement of Cash Flows and reflects the changes in cash that occurred in the years presented using the indirect method.

The accounting standards adopted in Brazil require the presentation of the Statement of Value Added ("SVA"), individual and consolidated, while IFRS does not require this presentation. As a result, under IFRS standards, the SVA is being presented as supplementary information, without prejudice to the overall quarterly financial statements.

Assets and liabilities are classified as current when it is probable that their realization or settlement will occur in the next 12 months. Otherwise, they are classified and shown as non-current. The only exception relates to the balances of deferred tax assets and liabilities, which are classified and fully shown as non-current.

These quarterly financial statements compare the quarters ended March 31, 2020 and 2019, except for the balance sheets, that compare the positions as at March 31, 2020 and December 31, 2019.

The Board of Directors authorized the issue of these individual and consolidated quarterly financial statements at the meeting held on April 29, 2020.

c) Functional and reporting currency

The Company’s quarterly financial statements are presented in thousands of reais, unless otherwise stated.

The Company’s functional and reporting currency is the Brazilian Real. Transactions in foreign currency are translated into Brazilian Reais as follows: (i) assets, liabilities and shareholders' equity (excluding capital stock and capital reserves) are translated at the closing exchange rate on the balance sheet date; (ii) expenses and revenues are translated at the average exchange rate, except for specific transactions that are converted by the transaction date rate; and (iii) the capital stock and capital reserves are converted at the transaction date rate.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

Gains and losses from the conversion of investments abroad are recognized in the statement of comprehensive income. Gains and losses from the translation of monetary assets and liabilities between the exchange rate prevailing at the date of the transaction and the year-end closing (except for the conversion of investments abroad) are recognized in the statement of income.

d) Basis of consolidation

Interest held in subsidiaries or joint ventures is measured under the equity method in the individual quarterly financial statements. In the consolidated quarterly financial statements, investments and all asset and liability balances, revenues and expenses arising from transactions and interest held in subsidiaries are fully eliminated. Investments in joint ventures are measured under the equity method in the quarterly financial statements.

On March 31, 2020 and December 31, 2019, the Company holds direct equity interests in subsidiaries and joint ventures. Below, we present the main information about the Company's investees.

Investees	Type of investment	Equity interests	Country (Headquarters)	Core activity
Terra Networks Brasil S.A. ("Terra Networks")	Subsidiary	100.00%	Brazil	Telecommunications
Telefônica Transportes e Logística Ltda ("TGLog")	Subsidiary	99.99%	Brazil	Transports and logistics
POP Internet Ltda ("POP")	Subsidiary	99.99%	Brazil	Internet
Aliança Atlântica Holding B.V. ("Aliança")	Joint venture	50.00%	Brazil	Telecommunications sector holdings
Companhia AIX de Participações ("AIX")	Joint venture	50.00%	Holland	Operation of underground telecommunications networks
Companhia ACT de Participações ("ACT")	Joint venture	50.00%	Brazil	Technical assistance in telecommunication networks

The information on the subsidiaries and joint ventures, is the same as in Note 2.d) Basis of consolidation, disclosed in the financial statements for the year ended December 31, 2019.

e) Segment reporting

Business segments are defined as components of a company for which separate financial information is available and regularly assessed by the operational decision-making professional in definition of how to allocate funds to an individual segment and in the assessment of segment performance.  Considering that: (i) all officers and managers' decisions are based on consolidated reports; (ii) the Company and its subsidiaries’ mission is to provide their customers with quality telecommunications services; and (iii) all decisions related to strategic planning, finance, purchases, short- and long-term investments are made on a consolidated basis, the Company and its subsidiaries operate in a single operating segment, namely the provision of telecommunications services.

f)  Significant accounting practices

The information in the notes to the financial statements that did not significantly change or present irrelevant disclosures as compared to December 31, 2019 was not fully repeated in these quarterly financial statements.

The accounting policies adopted in the preparation of the quarterly financial statements for the period ended March 31, 2020 are consistent with those used in the preparation of the consolidated annual financial statements for the year ended December 31, 2019, except for the changes required by the new pronouncements, interpretations and amendments approved for the IASB which came into effect as of or after January 1, 2020, as follows:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

Standards and amendments		Mandatory application: annual periods beginning on or after
Amendments to References to the Conceptual Framework in IFRS Standards		January 1, 2020
Amendments to IFRS 3	Definition of a Business	January 1, 2020
Amendments to IAS 1 and IAS 8	Definition of Material	January 1, 2020
IFRS 17	Insurance Contracts	January 1, 2021

The adoption of these standards, amendments and interpretations did not have a significant impact on the consolidated quarterly financial statements in the initial period of adoption.

The Company does not anticipate the early adoption of any pronouncement, interpretation or amendment that has been issued, before application is mandatory.

g) Significant accounting judgments estimates and assumptions

The preparation of the quarterly financial statements requires the use of certain critical accounting estimates and the exercise of judgment by the Company's management in applying its accounting policies. These estimates are based on experience, knowledge, information available at the end of the year, and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Actual results involving these estimates could differ in values from those recorded in the quarterly financial statements due to the criteria inherent in the estimation process. The Company and its subsidiaries review its estimates at least annually.

The significant and relevant estimates and judgments applied by the Company and its subsidiaries in the preparation of these quarterly financial statements are the same presented in the following notes: trade accounts receivable (Note 4); income and social contribution taxes (Note 7); property, plant and equipment (Note 12); intangible assets (Note 13); provision and contingencies (Note 19); net operating income (Note 24); pension plans and other post-employment benefits (Note 30); and financial instruments and risk and capital management (Note 31), disclosed in the financial statements for the year ended December 31, 2019.

3)  CASH AND CASH EQUIVALENTS

	Company		Consolidated
	03.31.20	12.31.19	03.31.20	12.31.19
Cash and banks	443,739	247,260	444,258	250,168
Short-term investments	4,714,293	2,859,009	5,035,036	3,143,209
Total	5,158,032	3,106,269	5,479,294	3,393,377

Highly liquid short-term investments basically comprise Bank Deposit Certificates (“CDB”) and Repurchase Agreements with first tier rated financial institutions, indexed to the Interbank Deposit Certificate (“CDI”) rate, with original maturities of up to three months, and with immaterial risk of change in value. Income from these investments are recorded as financial income.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

4) TRADE ACCOUNTS RECEIVABLE

	Company		Consolidated
	03.31.20	12.31.19	03.31.20	12.31.19
Billed amounts	7,703,250	7,010,556	7,709,161	7,018,601
Unbilled amounts	2,240,663	2,810,033	2,293,301	2,866,196
Interconnection amounts	741,937	790,051	741,932	790,046
Amounts from related parties (Note 27)	127,329	122,231	136,214	129,904
Gross accounts receivable	10,813,179	10,732,871	10,880,608	10,804,747
Estimated impairment losses	(1,717,071)	(1,616,698)	(1,744,914)	(1,644,797)
Total	9,096,108	9,116,173	9,135,694	9,159,950

Current	8,687,689	8,675,720	8,727,275	8,719,497
Non-current	408,419	440,453	408,419	440,453

On March 31, 2020 and December 31, 2019, the net consolidated balances of the contractual assets were R$197,837 and R$223,314, respectively.

Consolidated balances of non-current trade accounts receivable include:

	03.31.20	12.31.19
Portion resale of goods to legal entities, receivable within 24 months	166,361	182,286
Portion of accounts receivable from the OI group - Bankruptcy process of companies	59,813	89,647
Vivo TECH (former Soluciona IT product) (1)	339,320	317,988
Nominal amount receivable	565,494	589,921
Deferred financial income	(43,524)	(48,086)
Present value of accounts receivable	521,970	541,835
Estimated impairment losses	(113,551)	(101,382)
Net amount receivable	408,419	440,453

(1)   The maturity schedule of the nominal amounts and the present value of the Vivo TECH product is up to five years.

There are no unsecured residual values resulting in benefits to the lessor nor contingent payments recognized as revenue for the periods.

The following are amounts receivable, net of estimated losses for impairment of accounts receivable, by maturity:

	Company		Consolidated
	03.31.20	12.31.19	03.31.20	12.31.19
Falling due	6,830,407	6,800,581	6,898,508	6,862,054
Overdue – 1 to 30 days	971,649	963,846	968,254	966,986
Overdue – 31 to 60 days	333,824	310,686	330,566	306,956
Overdue – 61 to 90 days	193,679	199,066	193,603	192,622
Overdue – 91 to 120 days	282,596	248,035	282,263	250,029
Overdue – over 120 days	483,953	593,959	462,500	581,303
Total	9,096,108	9,116,173	9,135,694	9,159,950

On March 31, 2020 and December 31, 2019, no customer represented more than 10% of trade accounts receivable, net.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

The following table shows the changes in estimated losses for impairment of accounts receivable.

	Company	Consolidated
Balance at 12.31.18	(1,483,726)	(1,498,134)
Supplement to estimated losses, net of reversal	(414,818)	(426,009)
Write-off	372,576	377,488
Balance at 03.31.19	(1,525,968)	(1,546,655)
Supplement to estimated losses, net of reversal	(1,243,601)	(1,256,339)
Write-off	1,152,871	1,170,089
Business combinations (Note 1 c)	-	(11,892)
Balance at 12.31.19	(1,616,698)	(1,644,797)
Supplement to estimated losses, net of reversal	(450,782)	(454,726)
Write-off	350,409	354,609
Balance at 03.31.20	(1,717,071)	(1,744,914)

5)  INVENTORIES

	Company		Consolidated
	03.31.20	12.31.19	03.31.20	12.31.19
Materials for resale (1)	691,737	535,459	695,649	539,822
Materials for consumption	49,383	40,652	50,549	41,584
Other inventories	4,519	23,899	4,729	24,115
Gross inventories	745,639	600,010	750,927	605,521
Estimated losses from impairment or obsolescence (2)	(25,710)	(26,527)	(26,701)	(27,518)
Total	719,929	573,483	724,226	578,003

(1)   This includes, among others, mobile phones, simcards (chip) and IT equipment in stock.

(2)   Additions and reversals of estimated impairment losses and inventory obsolescence are included in cost of goods sold (Note 24).

6)   PREPAID EXPENSES

	Company		Consolidated
	03.31.20	12.31.19	03.31.20	12.31.19
Fistel Fee (1)	819,363	-	819,363	-
Incremental costs - customer contracts	342,751	330,919	342,751	330,919
Advertising and publicity	216,552	249,433	216,552	249,433
Rental	160,454	184,221	160,454	184,248
Software and networks maintenance	94,388	33,797	94,617	33,863
Personal	29,662	29,684	30,112	30,135
Financial charges	25,566	30,521	25,566	30,521
Insurance	13,570	20,383	13,666	20,459
Taxes and other	62,528	26,091	63,273	27,007
Total	1,764,834	905,049	1,766,354	906,585

Current	1,565,820	684,972	1,567,346	686,503
Non-current	199,014	220,077	199,008	220,082

(1)     Refers to the remaining portion of the Inspection and Operation Fee amounts, which will be amortized to the result until the end of the year 2020.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

7)   INCOME AND SOCIAL CONTRIBUTION TAXES

a) Income and Social Contribution taxes recoverable

	Company		Consolidated
	03.31.20	12.31.19	03.31.20	12.31.19
Income taxes	392,535	377,878	395,907	380,314
Social contribution taxes	32,114	30,527	33,517	31,281
Total	424,649	408,405	429,424	411,595

b) Income and Social Contribution taxes payable

	Company		Consolidated
	03.31.20	12.31.19	03.31.20	12.31.19
Income taxes	71,664	71,692	77,810	76,483
Social contribution taxes	14,864	14,820	17,092	16,614
Total	86,528	86,512	94,902	93,097

Current	-	-	8,374	6,585
Non-current	86,528	86,512	86,528	86,512

c) Deferred taxes

Significant components of deferred income and social contribution taxes are as follows:

Company
	Balance on 12.31.18	Income statement	Comprehensive income	Balance on 03.31.19	Income statement	Comprehensive income	Balance on 12.31.19	Income statement	Comprehensive income	Balance on 03.31.20
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses (1)	1,273,484	244,372	-	1,517,856	(149,259)	-	1,368,597	188,118	-	1,556,715
Income and social contribution taxes on temporary differences (2)	(3,256,436)	(541,052)	96	(3,797,392)	(787,252)	69,594	(4,515,050)	(571,964)	30	(5,086,984)
Provisions for legal, labor, tax civil and regulatory contingencies	1,926,682	(41,427)	-	1,885,255	(233,949)	-	1,651,306	17,153	-	1,668,459
Trade accounts payable and other provisions	541,893	(8,301)	-	533,592	(16,081)	-	517,511	100,446	-	617,957
Customer portfolio and trademarks	184,603	(17,454)	-	167,149	(69,071)	-	98,078	(34,164)	-	63,914
Estimated losses on impairment of accounts receivable	437,679	11,192	-	448,871	24,538	-	473,409	25,768	-	499,177
Estimated losses from modems and other P&E items	176,130	1,548	-	177,678	5,321	-	182,999	972	-	183,971
Pension plans and other post-employment benefits	226,080	6,628	-	232,708	85,072	69,511	387,291	7,421	-	394,712
Profit sharing	128,755	(77,995)	-	50,760	68,399	-	119,159	(56,646)	-	62,513
Licenses	(1,853,214)	(54,082)	-	(1,907,296)	(162,248)	-	(2,069,544)	(54,082)	-	(2,123,626)
Goodwill (Spanish and Navytree, Vivo Part. and GVT Part.)	(4,600,940)	(250,692)	-	(4,851,632)	(752,076)	-	(5,603,708)	(250,692)	-	(5,854,400)
Property, plant and equipment of small value	(395,606)	(69,431)	-	(465,037)	176,586	-	(288,451)	(465,504)	-	(753,955)
Technological Innovation Law	(50,127)	6,576	-	(43,551)	18,986	-	(24,565)	6,862	-	(17,703)
On other temporary differences (3)	21,629	(47,614)	96	(25,889)	67,271	83	41,465	130,502	30	171,997
Total deferred tax liabilities	(1,982,952)	(296,680)	96	(2,279,536)	(936,511)	69,594	(3,146,453)	(383,846)	30	(3,530,269)

Deferred tax assets	5,339,788			5,427,176			5,377,539			5,785,503
Deferred tax liabilities	(7,322,740)			(7,706,712)			(8,523,992)			(9,315,772)
Deferred tax liabilities, net	(1,982,952)			(2,279,536)			(3,146,453)			(3,530,269)

Represented in the balance sheet as follows:
Deferred tax assets	-			-			-			-
Deferred tax liabilities	(1,982,952)			(2,279,536)			(3,146,453)			(3,530,269)

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

Consolidated
	Balance on 12.31.18	Income statement	Comprehensive income	Balance on 03.31.19	Income statement	Comprehensive income	Balance on 12.31.19	Income statement	Comprehensive income	Balance on 03.31.20
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses (1)	1,428,476	233,799	-	1,662,275	(182,439)	-	1,479,836	178,485	-	1,658,321
Income and social contribution taxes on temporary differences (2)	(3,181,331)	(550,020)	96	(3,731,255)	(793,615)	69,623	(4,455,247)	(570,809)	30	(5,026,026)
Provisions for legal, labor, tax civil and regulatory contingencies	1,965,700	(39,152)	-	1,926,548	(235,957)	-	1,690,591	17,841	-	1,708,432
Trade accounts payable and other provisions	571,734	(22,326)	-	549,408	(18,067)	-	531,341	100,845	-	632,186
Customer portfolio and trademarks	184,603	(17,454)	-	167,149	(69,071)	-	98,078	(34,164)	-	63,914
Estimated losses on impairment of accounts receivable	442,276	13,399	-	455,675	22,955	-	478,630	25,697	-	504,327
Estimated losses from modems and other P&E items	176,130	1,548	-	177,678	5,321	-	182,999	972	-	183,971
Pension plans and other post-employment benefits	226,221	6,641	-	232,862	85,105	69,540	387,507	7,428	-	394,935
Profit sharing	129,689	(78,154)	-	51,535	68,459	-	119,994	(57,001)	-	62,993
Licenses	(1,853,214)	(54,082)	-	(1,907,296)	(162,248)	-	(2,069,544)	(54,082)	-	(2,123,626)
Goodwill (Spanish and Navytree, Vivo Part. and GVT Part.)	(4,600,940)	(250,692)	-	(4,851,632)	(752,076)	-	(5,603,708)	(250,692)	-	(5,854,400)
Property, plant and equipment of small value	(395,606)	(69,431)	-	(465,037)	176,586	-	(288,451)	(465,504)	-	(753,955)
Technological Innovation Law	(50,127)	6,576	-	(43,551)	18,986	-	(24,565)	6,862	-	(17,703)
On other temporary differences (3)	22,203	(46,893)	96	(24,594)	66,392	83	41,881	130,989	30	172,900
Total deferred tax iabilities	(1,752,855)	(316,221)	96	(2,068,980)	(976,054)	69,623	(2,975,411)	(392,324)	30	(3,367,705)

Deferred tax assets	5,569,885			5,637,732			5,548,581			5,948,067
Deferred tax liabilities	(7,322,740)			(7,706,712)			(8,523,992)			(9,315,772)
Deferred tax liabilities, net	(1,752,855)			(2,068,980)			(2,975,411)			(3,367,705)

Represented in the balance sheet as follows:
Deferred tax assets of subsidiaries	230,097			210,556			171,042			162,564
Deferred tax liabilities	(1,982,952)			(2,279,536)			(3,146,453)			(3,530,269)

(1)   Under Brazilian tax legislation these may be offset up to 30% of the annual taxable income but otherwise have no expiry date.

(2)   Amounts that will be realized upon payment of provision, occurrence of impairment losses for trade accounts receivable, or realization of inventories, as well as upon reversal of other provision.

(3)   Deferred taxes from other temporary differences, such as deferred income, renewal of licenses, disposal of structures (towers and rooftops), among others.

On March 31, 2020, deferred tax assets (income and social contribution tax losses) were not recognized in the subsidiaries' (Innoweb, TGLog and TIS) accounting records, in the amount of R$60,492 (R$54,570 on December 31, 2019), as it is not probable that future taxable profits will be sufficient for offset for these subsidiaries to benefit from such tax credits.

d) Reconciliation of income tax and social contribution expense

The Company and its subsidiaries recognize income and social contribution taxes on a monthly basis, on an accrual basis, and pay taxes based on estimates, as per the tax auxiliary trial balance. Taxes calculated on profits until the month of the quarterly financial statements are recorded in liabilities or assets, as applicable.

Reconciliation of the reported tax expense and the amounts calculated by applying the statutory tax rate of 34% (income tax of 25% and social contribution tax of 9%) is shown in the table below for the three-month period ended March 31, 2020 and 2019.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

	Company		Consolidated
	1st quarter of 2020	1st quarter of 2019	1st quarter of 2020	1st quarter of 2019
Income before taxes	1,537,302	1,639,286	1,568,159	1,682,311
Income and social contribution tax expenses, at the tax rate of 34%	(522,683)	(557,357)	(533,174)	(571,986)
Permanent differences
Equity pickup (Note 11)	16,330	29,716	190	(18)
Non-deductible expenses, gifts, incentives	(21,908)	(8,627)	(21,911)	(8,637)
Tax benefit of interest on equity allocated	142,800	238,000	142,800	238,000
Other (additions) exclusions	1,615	1,124	(2,608)	2,472
Tax debits	(383,846)	(297,144)	(414,703)	(340,169)

Effective rate	25.0%	18.1%	26.4%	20.2%
Current income and social contribution taxes	-	(464)	(22,379)	(23,948)
Deferred income and social contribution taxes	(383,846)	(296,680)	(392,324)	(316,221)

e) Uncertainties about Income Tax Treatments

The Company and its subsidiaries has several assessments filed by the Federal Revenue of Brazil (“RFB”) for alleged undue deductions of expenses, mainly related to the amortization of goodwill, in various administrative instances and in the judicial system, in the amount of R$9,914,138 on March 31, 2020 (R$9,895,728 on December 31, 2019). Management, supported by the position of its legal advisors, understands that a large part of these deductions will probably be accepted in decisions of higher courts of last resort (acceptance probability greater than 50%).

For tax treatments in which the Company and its subsidiaries believes that the probability of acceptance by the tax authority is less than 50%, an income tax and social contribution liability was recognized in the amount of R$86,528 on March 31, 2020 (R$86,512 on December 13, 2019), in relation to these actions.

8) TAXES, CHARGES AND CONTRIBUTIONS RECOVERABLE

	Company		Consolidated
	03.31.20	12.31.19	03.31.20	12.31.19
State VAT (ICMS) (1)	2,824,592	2,663,658	2,824,694	2,664,499
PIS and COFINS (2)	1,355,770	2,122,746	1,357,388	2,125,186
Withholding taxes and contributions (3)	146,920	140,885	147,901	142,940
Fistel, ISS and other taxes	81,761	84,257	82,044	84,935
Total	4,409,043	5,011,546	4,412,027	5,017,560

Current	3,569,597	4,170,350	3,572,578	4,176,362
Non-current	839,446	841,196	839,449	841,198

(1)   Includes ICMS credits from the acquisition of property and equipment, available to offset in 48 months; requests for refund of ICMS paid on invoices that were subsequently cancelled; for the rendering of services; tax substitution; and tax rate difference; among others. Non-current consolidated amounts include credits arising from the acquisition of property and equipment of R$534,245 and R$537,209 on March 31, 2020 and December 31, 2019, respectively.

(2)   The consolidated current balances on the March 31, 2020 and December 31, 2019 include the tax credits of PIS and COFINS plus interest accruals based on the SELIC, in the amounts of R$1,271,593  and R$2,046,274, respectively, arising from the final judicial processes on May 17, 2018 and August 28, 2018, in favor of the Company and its subsidiary, which recognized the right to deduct ICMS from the basis of the calculation of PIS and COFINS contributions for the periods from September 2003 to June 2017 and July 2004 to July 2013, respectively.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

The Internal Revenue Service filed a review, pursuant to Law 13,670/18, with the purpose of approving the PIS and COFINS credits resulting from the dispute that dealt with the exclusion of ICMS from the bases of these contributions. The Company has made every effort, including judicial measures, to meet in a timely manner the requests of this audit procedure and thus continue offsetting its tax credits.

The Company has three other lawsuits of the same nature in progress (including lawsuits of companies that have already been merged - GVT and Telemig), treated as contingent assets, which cover several periods between December 2001 and June 2017, whose ranges of values we estimate between R$1,700 million to R$2,200 million.

Withholding income tax (“IRRF”) credits on short-term investments, interest on equity and others, which are used as deduction in operations for the period and social contribution tax withheld at source on services provided to public agencies.

9)   JUDICIAL DEPOSITS AND GARNISHMENTS

When granted suspension of tax liability, judicial deposits, are required to be made by law to secure the continuance of the claims under discussion.

Judicial deposits are recorded at historical cost-plus legal indexation/interest accruals.

	Company		Consolidated
	03.31.20	12.31.19	03.31.20	12.31.19
Judicial deposits
Tax	1,908,338	1,861,387	2,055,249	2,007,074
Civil	1,048,190	1,047,404	1,050,991	1,049,922
Labor	310,406	307,934	317,535	316,009
Regulatory	262,804	261,005	262,804	261,005
Total	3,529,738	3,477,730	3,686,579	3,634,010
Garnishments	38,600	36,117	40,079	36,875
Total	3,568,338	3,513,847	3,726,658	3,670,885

Current	272,151	277,007	272,565	277,468
Non-current	3,296,187	3,236,840	3,454,093	3,393,417

The table below presents the classified balances on March 31, 2020 and December 31, 2019 of the tax judicial deposits (classified by tax).

	03.31.20	12.31.19
Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL)	579,056	575,426
Universal Telecommunication Services Fund (FUST)	520,726	518,372
State Value-Added Tax (ICMS)	309,180	269,483
Social Contribution Tax for Intervention in the Economic Order (CIDE)	287,498	286,270
Social Security, work accident insurance (SAT) and funds to third parties (INSS)	139,082	140,186
Withholding Income Tax (IRRF)	57,747	57,142
Telecommunications Inspection Fund (FISTEL)	46,384	46,167
Contribution tax on gross revenue for Social Integration Program (PIS) and for Social Security Financing (COFINS)	35,586	34,983
Other taxes, charges and contributions	79,990	79,045
Total	2,055,249	2,007,074

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

10) OTHER ASSETS

	Company		Consolidated
	03.31.20	12.31.19	03.31.20	12.31.19
Surplus from post-employment benefit plans (Note 29) (1)	208,835	220,858	208,920	220,939
Advances to employees and suppliers	151,158	71,330	133,723	73,849
Receivables from suppliers	125,356	167,540	125,356	167,540
Related-party receivables (Note 27)	77,256	63,020	77,544	64,966
Goods for sale (2)	-	76,912	-	76,912
Other amounts receivable (3)	36,400	18,711	35,907	14,123
Total	599,005	618,371	581,450	618,329

Current	375,547	382,959	357,671	382,591
Non-current	223,458	235,412	223,779	235,738

(1)   On March 31, 2020 and December 31, 2019, includes the amount of R$197,417 and R$209,347, respectively, referring to the distribution of the PBS-A surplus (Note 29).

(2)   Refers to the balance of property, plant and equipment available for sale, resulting from the contract entered into by the Company on November 28, 2019, for the sale of 1,909 structures (rooftops and towers) owned by the Company to Telxius Torres Brasil Ltda (note 12). On February 7, 2020, this transaction was concluded for a total amount of R$641 million, after the fulfillment of all suspensive conditions common to this type of transaction, including the approval of the Transaction by the Administrative Council for Economic Defense (“CADE”).

(3)   On March 31, 2020 and December 31, 2019, includes the amount of R$11,878 and R$10,226, respectively, from a subletting agreement in the Curitiba Data Center, for a period of 22 years and of structures (towers and rooftops) for a period of 10 years (this occurred in the 1st quarter of 2020). There are no unsecured residual amounts that result in lessor benefits and no contingent payments recognized as income during the period (Note 12).

11) INVESTMENTS

a)   Information on investees

The information related to subsidiaries and jointly-controlled entities is the same as in Note 11) Investments, as disclosed in the financial statements for the fiscal year ended December 31, 2019.

The following is a summary of the relevant financial data of the investees in which the Company holds a stake and contemplates the corporate changes described in Note 2 d).

	03.31.20				12.31.19
	Subsidiaries			Joint ventures	Subsidiaries			Joint ventures
	Terra Networks Consolidated	TGLog	POP Consolidated	Aliança / AIX / ACT	Terra Networks	TGLog	POP Consolidated	Aliança / AIX / ACT

Equity interest	100.00%	99.99%	99.99%	50.00%	100.00%	99.99%	99.99%	50.00%

Summary of balance sheets:
Current assets	498,529	26,814	69,228	272,534	444,611	37,178	65,935	221,183
Non-current assets	281,277	6,455	53,958	9,872	288,953	6,217	53,303	10,556
Total assets	779,806	33,269	123,186	282,406	733,564	43,395	119,238	231,739

Current liabilities	277,897	14,464	8,971	7,389	275,878	24,572	7,842	7,140
Non-current liabilities	121,984	6,835	46,377	16,877	123,084	6,871	45,688	16,773
Equity	379,925	11,970	67,838	258,140	334,602	11,952	65,708	207,826
Total liabilities and equity	779,806	33,269	123,186	282,406	733,564	43,395	119,238	231,739

Investment Book value	379,925	11,970	67,838	129,070	334,602	11,952	65,708	103,913

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

	1st quarter of 2020				1st quarter of 2019
	Subsidiaries			Joint ventures	Subsidiaries			Joint ventures
Summary of Income Statements:	Terra Networks Consolidated	TGLog	POP Consolidated	Aliança / AIX / ACT	Terra Networks	TGLog	POP Consolidated	Aliança / AIX / ACT
Net operating income	162,376	14,183	5,455	11,943	205,373	14,415	7,224	11,371
Operating costs and expenses	(88,296)	(13,994)	(2,721)	(10,514)	(80,151)	(14,100)	(3,141)	(11,615)
Financial income (expenses), net	952	(171)	544	206	434	(209)	633	206
Income and social contribution taxes	(29,709)	-	(1,148)	(519)	(41,397)	-	(1,627)	(70)
Net income (loss) for the period	45,323	18	2,130	1,116	84,259	106	3,089	(108)

Equity pickup, according to interest held	45,323	18	2,130	558	84,259	106	3,089	(54)

b)   Changes in investments

	Subsidiaries			Joint ventures
	Terra Networks Consolidated	TGLog	POP Consolidated	Aliança / AIX / ACT	Other investments (1)	Total investments - Company	Eliminations	Total investments - Consolidated
Balance on 12.31.18	316,911	9,712	55,828	101,302	355	484,108	(382,451)	101,657
Equity pick-up	84,259	106	3,089	(54)	-	87,400	(87,454)	(54)
Other comprehensive income	-	-	-	(1,287)	70	(1,217)	-	(1,217)
Balance on 03.31.19	401,170	9,818	58,917	99,961	425	570,291	(469,905)	100,386
Equity pick-up	207,581	17	6,791	806	-	215,195	(214,389)	806
Dividends and interest on equity	(226,775)	-	-	-	-	(226,775)	226,775	-
Equity transactions	(48,135)	-	-	-	-	(48,135)	48,135	-
Other	66	-	-	-	-	66	(66)	-
Other comprehensive income	695	2,117	-	3,146	(87)	5,871	(2,812)	3,059
Balance on 12.31.19	334,602	11,952	65,708	103,913	338	516,513	(412,262)	104,251
Equity pick-up	45,323	18	2,130	558	-	48,029	(47,471)	558
Other comprehensive income	-	-	-	24,599	(86)	24,513	-	24,513
Balance on 03.31.20	379,925	11,970	67,838	129,070	252	589,055	(459,733)	129,322

(1) Other investments (tax incentives and interest held in companies) are measured at fair value.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

12) PROPERTY, PLANT AND EQUIPMENT

a) Breakdown, changes and depreciation rates

Company
	Switching and transmission equipment	Terminal equipment / modems	Infrastructure	Land	Other P&E	Estimated losses (1)	Assets and facilities under construction	Total

Balances and changes:
Balance on 12.31.18	24,668,209	2,571,019	3,766,984	314,832	832,898	(156,892)	2,112,089	34,109,139
Initial adoption IFRS 16 effects	91,836	-	8,525,095	-	-	-	-	8,616,931
Additions	-	19,494	67,152	-	36,511	(1,646)	1,312,026	1,433,537
Write-offs, net	(1,769)	(56)	(5,203)	-	(377)	1,125	(3,624)	(9,904)
Net transfers	893,628	269,953	217,171	-	46,367	-	(1,457,674)	(30,555)
Depreciation (Note 24)	(888,545)	(358,164)	(590,824)	-	(78,862)	-	-	(1,916,395)
Balance on 03.31.19	24,763,359	2,502,246	11,980,375	314,832	836,537	(157,413)	1,962,817	42,202,753
Additions	114,517	123,376	1,722,932	-	220,551	(18,819)	5,263,787	7,426,344
Write-offs, net (2)	(15,299)	(212)	(133,659)	(5,735)	(1,766)	2,415	(18,126)	(172,382)
Net transfers	3,371,945	1,029,378	286,655	-	41,778	-	(4,784,470)	(54,714)
Transfers of goods destined for sale (3)	(1,183)	-	(248,175)	(30,585)	(67,143)	-	(340)	(347,426)
Subletting (4)	-	-	(10,310)	-	-	-	-	(10,310)
Depreciation	(3,048,028)	(1,068,699)	(1,879,661)	-	(216,508)	-	-	(6,212,896)
Balance on 12.31.19	25,185,311	2,586,089	11,718,157	278,512	813,449	(173,817)	2,423,668	42,831,369
Additions	84,699	24,305	86,612	-	40,062	-	1,132,566	1,368,244
Write-offs, net (2)	(1,287)	(61)	(5,088)	(5)	(1,645)	1,052	(3,985)	(11,019)
Net transfers	827,879	273,781	116,919	-	362	-	(1,297,726)	(78,785)
Subletting (4)	-	-	(1,379)	-	-	-	-	(1,379)
Depreciation (Note 24)	(982,754)	(378,993)	(638,244)	-	(76,843)	-	-	(2,076,834)
Balance on 03.31.20	25,113,848	2,505,121	11,276,977	278,507	775,385	(172,765)	2,254,523	42,031,596

Balance on 12.31.19
Cost	83,028,052	19,328,623	26,247,199	278,512	5,057,004	(173,817)	2,423,668	136,189,241
Accumulated depreciation	(57,842,741)	(16,742,534)	(14,529,042)	-	(4,243,555)	-	-	(93,357,872)
Total	25,185,311	2,586,089	11,718,157	278,512	813,449	(173,817)	2,423,668	42,831,369

Balance on 03.31.20
Cost	83,865,840	19,596,755	26,428,086	278,507	5,087,354	(172,765)	2,254,523	137,338,300
Accumulated depreciation	(58,751,992)	(17,091,634)	(15,151,109)	-	(4,311,969)	-	-	(95,306,704)
Total	25,113,848	2,505,121	11,276,977	278,507	775,385	(172,765)	2,254,523	42,031,596

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

Consolidated
	Switching and transmission equipment	Terminal equipment / modems	Infrastructure	Land	Other P&E	Estimated losses (1)	Assets and facilities under construction	Total

Balances and changes:
Balance on 12.31.18	24,668,212	2,571,084	3,769,088	314,832	836,107	(156,892)	2,112,896	34,115,327
Initial adoption IFRS 16 effects	91,836	-	8,526,236	-	-	-	-	8,618,072
Additions	-	19,502	67,152	-	36,511	(1,646)	1,312,124	1,433,643
Write-offs, net	(1,769)	(56)	(6,199)	-	(377)	1,125	(3,624)	(10,900)
Net transfers	893,628	269,953	217,171	-	46,367	-	(1,457,982)	(30,863)
Depreciation (Note 24)	(888,546)	(358,168)	(591,107)	-	(79,161)	-	-	(1,916,982)
Balance on 03.31.19	24,763,361	2,502,315	11,982,341	314,832	839,447	(157,413)	1,963,414	42,208,297
Additions	114,517	123,473	1,723,033	-	222,343	(18,819)	5,264,172	7,428,719
Write-offs, net (2)	(15,300)	(212)	(133,658)	(5,735)	(1,805)	2,415	(18,126)	(172,421)
Net transfers	3,371,945	1,029,415	286,839	-	41,733	-	(4,784,569)	(54,637)
Transfers of goods destined for sale (3)	(1,183)	-	(248,175)	(30,585)	(67,143)	-	(340)	(347,426)
Subletting (4)	-	-	(10,310)	-	-	-	-	(10,310)
Depreciation	(3,048,026)	(1,068,722)	(1,880,349)	-	(218,073)	-	-	(6,215,170)
Business combinations (Note 1 c)	-	9	343	-	10,551	(691)	-	10,212
Balance on 12.31.19	25,185,314	2,586,278	11,720,064	278,512	827,053	(174,508)	2,424,551	42,847,264
Additions	84,699	24,305	86,612	-	41,142	-	1,132,182	1,368,940
Write-offs, net (2)	(1,287)	(61)	(5,141)	(5)	(1,680)	1,052	(3,985)	(11,107)
Net transfers	827,879	273,781	116,972	-	320	-	(1,297,726)	(78,774)
Subletting (4)	-	-	(1,379)	-	-	-	-	(1,379)
Depreciation (Note 24)	(982,754)	(379,002)	(638,512)	-	(77,707)	-	-	(2,077,975)
Balance on 03.31.20	25,113,851	2,505,301	11,278,616	278,507	789,128	(173,456)	2,255,022	42,046,969

Balance on 12.31.19
Cost	83,028,079	19,329,470	26,269,769	278,512	5,218,153	(174,508)	2,424,551	136,374,026
Accumulated depreciation	(57,842,765)	(16,743,192)	(14,549,705)	-	(4,391,100)	-	-	(93,526,762)
Total	25,185,314	2,586,278	11,720,064	278,512	827,053	(174,508)	2,424,551	42,847,264

Balance on 03.31.20
Cost	83,865,867	19,597,602	26,450,656	278,507	5,249,506	(173,456)	2,255,022	137,523,704
Accumulated depreciation	(58,752,016)	(17,092,301)	(15,172,040)	-	(4,460,378)	-	-	(95,476,735)
Total	25,113,851	2,505,301	11,278,616	278,507	789,128	(173,456)	2,255,022	42,046,969

(1)   The Company and its subsidiaries recognized estimated losses for potential obsolescence of materials used for property and equipment maintenance, based on levels of historical use and expected future use.

(2)   In infrastructure, includes the amounts of R$4,866 in 2020 and R$105,952 in 2019, referring to the cancellation of lease agreements (Note 19)

(3)   Refers to assets sold from the Tamboré and Curitiba (CIC) data centers, sold to a company controlled by Asterion Industrial Partners SGEIC, SA, pursuant to an agreement entered into by the Company on May 8, 2019 and concluded. with the settlement on July 24, 2019.

It also includes of property, plant and equipment intended for sale, resulting from the contract entered into by the Company on November 28, 2019, for the sale of 1,909 structures (rooftops and towers) owned by the Company to Telxius Torres Brasil Ltda (note 10). On February 7, 2020, this transaction was concluded.

(4)   Refers to the lease for structures (towers and rooftops) in 2020 and for areas in the Curitiba data center in 2019.

The following is a comparative table of these rates for the periods ended March 31, 2020 and December 31, 2019.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

Description	Company / Consolidated
Switching and transmission equipment and media	2.50% to 92.31%
Terminal equipment / modems	6.67% to 66.67%
Infrastructure	2.50% to 92.31%
Other P&E assets	10.00% to 25.00%

b)   Additional information on leases

Changes in leases, after the adoption of IFRS 16, already included in the asset movement tables (Note 12.a), are as follows.

Consolidated
	Switching and transmission equipment	Infrastructure	Other	Total

Annual depreciation rate (%)	5.00 to 92.31	3.05 to 92.31	20.00

Balances and changes:
Balance on 12.31.18 (1)	186,554	189,455	10,950	386,959
Initial Adoption in 01.01.19	91,836	8,526,236	-	8,618,072
Additions	248	48,905	-	49,153
Depreciation and write-offs, net (IAS 17)	(3,385)	(9,119)	(1,933)	(14,437)
Depreciation (IFRS 16)	(1,013)	(432,215)	-	(433,228)
Balance on 03.31.19	274,240	8,323,262	9,017	8,606,519
Additions	106,860	1,647,928	-	1,754,788
Subletting (Note 12.a)	-	(10,310)	-	(10,310)
Depreciation and write-offs, net (IAS 17)	3,385	(41,700)	(5,797)	(44,112)
Depreciation (IFRS 16)	(38,179)	(1,411,543)	-	(1,449,722)
Cancellation of contracts	-	(105,952)	-	(105,952)
Balance on 12.31.19	346,306	8,401,685	3,220	8,751,211
Additions	82,950	47,404	-	130,354
Subletting (Note 12.a)	-	(1,379)	-	(1,379)
Depreciation (IAS 17)	(3,385)	(8,151)	(1,933)	(13,469)
Depreciation (IFRS 16)	(9,138)	(491,482)	-	(500,620)
Cancellation of contracts	-	(4,866)	-	(4,866)
Balance on 03.31.20	416,733	7,943,211	1,287	8,361,231

(1) Includes lease under IAS 17 and provision for dismantling for the leases.

c) Property and equipment items pledged in guarantee

On March 31, 2020, the Company had property and equipment pledged in guarantee for lawsuits, of R$81,008  (R$81,416 on December 31, 2019).

d) Reversible assets

The STFC service concession arrangement establishes that all assets owned by the Company and that are indispensable to the provision of the services described in the arrangement are considered “reversible” (returnable to the concession authority). On March 31, 2020, estimated value of reversible assets was R$8,141,371 (R$8,259,852 on December 31, 2019), which comprised switching and transmission equipment and public use terminals, external network equipment, energy, system and operational support equipment.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

13) INTANGIBLE ASSETS

a) Breakdown, changes and amortization rates

Company
	Indefinite useful life	Finite useful life
	Goodwill	Software	Customer portfolio	Trademarks	Licenses	Other intangible assets	Estimated losses for software	Software under development	Total

Annual amortization rate (%)		20.00	11.76	5.13	3.60 to 6.67	20.00

Balances and changes:
Balance on 12.31.18	23,062,421	3,244,525	1,429,274	989,410	13,056,137	49,447	(499)	389,677	42,220,392
Additions	-	69,497	-	-	-	-	-	239,828	309,325
Write-offs, net	-	(7)	-	-	-	-	-	-	(7)
Net transfers	-	422,179	-	-	-	165	-	(391,789)	30,555
Amortization (Note 24)	-	(281,733)	(137,397)	(21,051)	(230,133)	(984)	-	-	(671,298)
Balance on 03.31.19	23,062,421	3,454,461	1,291,877	968,359	12,826,004	48,628	(499)	237,716	41,888,967
Additions	-	302,478	-	-	-	-	-	1,150,132	1,452,610
Write-offs, net (1)	(3,249)	(5,059)	-	-	-	-	-	-	(8,308)
Net transfers	-	892,812	-	-	-	(229)	-	(837,869)	54,714
Transfers of goods destined for sale (2)	-	(1,537)	-	-	-	-	-	-	(1,537)
Amortization	-	(952,588)	(363,044)	(63,154)	(734,183)	(2,745)	-	-	(2,115,714)
Balance on 12.31.19	23,059,172	3,690,567	928,833	905,205	12,091,821	45,654	(499)	549,979	41,270,732
Additions	-	112,553	-	-	-	-	-	295,199	407,752
Write-offs, net	-	(1)	-	-	-	-	-	-	(1)
Net transfers	-	204,580	-	-	-	-	-	(125,795)	78,785
Amortization (Note 24)	-	(328,670)	(88,250)	(21,051)	(227,681)	(775)	-	-	(666,427)
Balance on 03.31.20	23,059,172	3,679,029	840,583	884,154	11,864,140	44,879	(499)	719,383	41,090,841

Balance on 12.31.19
Cost	23,059,172	18,198,545	4,513,278	1,658,897	20,244,219	269,918	(499)	549,979	68,493,509
Accumulated amortization	-	(14,507,978)	(3,584,445)	(753,692)	(8,152,398)	(224,264)	-	-	(27,222,777)
Total	23,059,172	3,690,567	928,833	905,205	12,091,821	45,654	(499)	549,979	41,270,732

Balance on 03.31.20
Cost	23,059,172	18,515,105	4,513,278	1,658,897	20,244,220	269,557	(499)	719,383	68,979,113
Accumulated amortization	-	(14,836,076)	(3,672,695)	(774,743)	(8,380,080)	(224,678)	-	-	(27,888,272)
Total	23,059,172	3,679,029	840,583	884,154	11,864,140	44,879	(499)	719,383	41,090,841

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

Consolidated
	Indefinite useful life	Finite useful life
	Goodwill	Software	Customer portfolio	Trademarks	Licenses	Other intangible assets	Estimated losses for software	Software under development	Total

Annual amortization rate (%)		20.00 to 50.00	11.76 to 12.85	5.13 to 66.67	3.60 to 6.67	6.67 to 20.00

Balances and changes:
Balance on 12.31.18	23,062,421	3,245,042	1,429,274	989,410	13,056,137	49,523	(499)	389,677	42,220,985
Additions	-	69,497	-	-	-	-	-	240,029	309,526
Write-offs, net	-	(7)	-	-	-	-	-	-	(7)
Net transfers	-	422,179	-	-	-	165	-	(391,481)	30,863
Amortization (Note 24)	-	(281,826)	(137,397)	(21,051)	(230,133)	(984)	-	-	(671,391)
Balance on 03.31.19	23,062,421	3,454,885	1,291,877	968,359	12,826,004	48,704	(499)	238,225	41,889,976
Additions	-	305,193	-	-	-	-	-	1,150,702	1,455,895
Write-offs, net (1)	(3,249)	(5,059)	-	-	-	(58)	-	-	(8,366)
Net transfers	-	892,799	-	-	-	(171)	-	(837,991)	54,637
Transfers of goods destined for sale (2)	-	(1,537)	-	-	-	-	-	-	(1,537)
Business combinations (Note 1 c)	-	596	-	-	-	-	-	-	596
Amortization	-	(953,123)	(363,044)	(63,154)	(734,183)	(2,745)	-	-	(2,116,249)
Balance on 12.31.19	23,059,172	3,693,754	928,833	905,205	12,091,821	45,730	(499)	550,936	41,274,952
Additions	-	113,665	-	-	-	-	-	295,276	408,941
Write-offs, net	-	(1)	-	-	-	-	-	-	(1)
Net transfers	-	204,569	-	-	-	-	-	(125,795)	78,774
Amortization (Note 24)	-	(328,957)	(88,250)	(21,051)	(227,681)	(776)	-	-	(666,715)
Balance on 03.31.20	23,059,172	3,683,030	840,583	884,154	11,864,140	44,954	(499)	720,417	41,095,951

Balance on 12.31.19
Cost	23,059,172	18,310,812	4,513,278	1,658,897	20,244,219	270,000	(499)	550,936	68,606,815
Accumulated amortization	-	(14,617,058)	(3,584,445)	(753,692)	(8,152,398)	(224,270)	-	-	(27,331,863)
Total	23,059,172	3,693,754	928,833	905,205	12,091,821	45,730	(499)	550,936	41,274,952

Balance on 03.31.20
Cost	23,059,172	18,628,473	4,513,278	1,658,897	20,244,220	269,639	(499)	720,417	69,093,597
Accumulated amortization	-	(14,945,443)	(3,672,695)	(774,743)	(8,380,080)	(224,685)	-	-	(27,997,646)
Total	23,059,172	3,683,030	840,583	884,154	11,864,140	44,954	(499)	720,417	41,095,951

(1)   Refers to proportional write-off in the amount of R$3,249, made in July 2019, resulting from the sale of the Tamboré and Curitiba (CIC) data centers, pursuant to paragraph 86 of IAS 36. The information related to goodwill is the same as in Note 13.d) Goodwill, as disclosed in the financial statements for the fiscal year ended December 31, 2019.

(2)   Refers to assets sold from the Tamboré and Curitiba (CIC) data centers, sold to a company controlled by Asterion Industrial Partners SGEIC, SA, pursuant to an agreement entered into by the Company on May 8, 2019 and concluded. with the settlement on July 24, 2019.

14) PERSONNEL, SOCIAL CHARGES AND BENEFITS

	Company		Consolidated
	03.31.20	12.31.19	03.31.20	12.31.19
Social charges and benefits	419,923	381,935	440,560	400,470
Profit sharing	124,014	302,972	126,913	308,918
Share-based payment plans (Note 28)	55,604	39,723	56,488	40,523
Salaries and wages	18,859	35,522	20,051	38,363
Total	618,400	760,152	644,012	788,274

Current	568,886	724,194	594,415	752,246
Non-current	49,514	35,958	49,597	36,028

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

15) TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	03.31.20	12.31.19	03.31.20	12.31.19
Sundry suppliers (Opex, Capex, Services e Material)	5,532,261	5,974,484	5,487,309	5,958,280
Related parties (Note 27)	456,074	379,933	476,437	405,271
Amounts payable (operators, cobilling)	267,627	286,851	206,254	232,264
Interconnection / interlink	160,628	275,984	160,628	275,984
Total	6,416,590	6,917,252	6,330,628	6,871,799

16) TAXES, CHARGES AND CONTRIBUTIONS PAYABLE

	Company		Consolidated
	03.31.20	12.31.19	03.31.20	12.31.19
Fistel (1)	1,091,923	-	1,091,923	-
ICMS	874,585	858,493	921,769	906,447
PIS and COFINS	294,942	324,261	301,925	331,863
Fust and Funttel	87,838	89,394	87,838	89,394
ISS, CIDE and other taxes	83,166	83,155	95,291	97,163
Total	2,432,454	1,355,303	2,498,746	1,424,867

Current	2,180,786	1,116,229	2,200,452	1,139,812
Non-current	251,668	239,074	298,294	285,055

(1)  On April 15, 2020, provisional measure 952 was published in the Official Gazette (“DOU”), extending Fistel's payment period in 2020, whose original maturity date was scheduled for March 31, 2020. Payment may be made as follows: (i) in a single installment, due on August 31, 2020; or (ii) in up to five successive monthly installments, maturing on the last business day of each month, in which case the first installment will mature on August 31, 2020, with the installments being corrected only by the Selic rate, without incurring a fine. or additional interest.

17) DIVIDENDS AND INTEREST ON EQUITY (IOE)

a)   Dividends and interest on equity receivable

At March 31, 2020 and December 31, 2019, the Company had R$72,900 to be received from Terra Networks.

For the cash flow statement, interest on equity and dividends received from the subsidiary are allocated to “Investing Activities” group of accounts.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

b)   Dividends and interest on equity payable

b.1) Breakdown:

	Company/Consolidated
	03.31.20	12.31.19
Telefónica	1,054,504	948,662
Telefónica Latinoamérica Holding	875,720	787,823
SP Telecomunicações Participações	664,790	598,064
Telefónica Chile	1,853	1,667
Non-controlling interest	1,349,129	1,251,201
Total	3,945,996	3,587,417

b.2) Changes:

Company/ Consolidated
Balance on 12.31.18	4,172,916
Interim interest on equity (net of IRRF)	595,000
Payment of dividends and interest on equity	(271)
IRRF on shareholders exempt/immune from interest on equity	3,269
Balance on 03.31.19	4,770,914
Supplementary dividends for 2018	2,468,684
Interim interest on equity (net of IRRF) and dividends	2,604,800
Unclaimed dividends and interest on equity	(82,898)
Payment of dividends and interest on equity	(6,176,571)
IRRF on shareholders exempt/immune from interest on equity	2,488
Balance on 12.31.19	3,587,417
Interim interest on equity (net of IRRF)	357,000
IRRF on shareholders exempt/immune from interest on equity	1,579
Balance on 03.31.20	3,945,996

For the cash flow statement, interest on equity and dividends paid to shareholders are recognized in “Financing Activities”.

18) PROVISIONS AND CONTINGENCIES

The Company and its subsidiaries are parts to administrative and judicial proceedings and labor, tax, regulatory and civil claims filed in different courts. The management of the Company and its subsidiaries, based on the opinion of its legal counsel, recognized provision for proceedings for which an unfavorable outcome is considered probable.

Breakdown of changes in provision for cases in which an unfavorable outcome is probable, in addition to contingent liabilities and provision for dismantling are as follows:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

Company
	Provisions for contingencies
	Labor	Tax	Civil	Regulatory	Contingent liabilities (PPA)	Provision for dismantling	Total
Balance on 12.31.18	746,752	1,867,529	995,740	1,022,216	827,275	672,621	6,132,133
Additions (reversal), net (Note 25)	40,220	220	101,869	14,490	(72)	(18,822)	137,905
Other additions (reversal) (1)	-	-	819	-	-	2,619	3,438
Write-offs due to payment	(106,457)	(7,085)	(136,872)	(765)	-	-	(251,179)
Interest accruals	20,420	16,666	37,004	17,300	7,128	12,599	111,117
Balance on 03.31.19	700,935	1,877,330	998,560	1,053,241	834,331	669,017	6,133,414
Initial adoption IFRC 23	-	(68,945)	-	-	-	-	(68,945)
Additions (reversal), net	103,102	32,494	260,061	79,144	(16,914)	(71,337)	386,550
Other additions (reversal) (1)	-	-	(2,385)	-	-	(6,810)	(9,195)
Write-offs due to payment	(364,902)	(357,900)	(694,086)	(42,303)	-	-	(1,459,191)
Interest accruals	74,796	6,400	226,193	55,654	14,305	44,992	422,340
Balance on 12.31.19	513,931	1,489,379	788,343	1,145,736	831,722	635,862	5,404,973
Additions (reversal), net (Note 25)	40,218	9,250	92,262	11,673	(6,131)	(1,436)	145,836
Other additions (reversal) (1)	-	1	(638)	-	-	1,753	1,116
Write-offs due to payment	(62,447)	(9,204)	(118,150)	(19,734)	-	-	(209,535)
Interest accruals	28,068	12,284	62,795	12,073	4,430	(3,563)	116,087
Balance on 03.31.20	519,770	1,501,710	824,612	1,149,748	830,021	632,616	5,458,477

Balance on 12.31.19
Current	227,114	-	113,156	25,008	-	-	365,278
Non-current	286,817	1,489,379	675,187	1,120,728	831,722	635,862	5,039,695

Balance on 03.31.20
Current	215,136	-	118,968	21,241	-	51	355,396
Non-current	304,634	1,501,710	705,644	1,128,507	830,021	632,565	5,103,081

Consolidated
	Provisions for contingencies
	Labor	Tax	Civil	Regulatory	Contingent liabilities (PPA)	Provision for dismantling	Total
Balance on 12.31.18	779,686	1,951,897	1,004,803	1,022,216	827,275	673,448	6,259,325
Additions (reversal), net (Note 25)	40,797	116	102,160	14,490	(72)	(18,822)	138,669
Other additions (reversal) (1)	936	-	580	-	-	2,619	4,135
Write-offs due to payment	(107,632)	(6,981)	(137,279)	(765)	-	-	(252,657)
Interest accruals	21,727	17,232	37,343	17,300	7,128	12,599	113,329
Balance on 03.31.19	735,514	1,962,264	1,007,607	1,053,241	834,331	669,844	6,262,801
Initial adoption IFRC 23	-	(68,945)	-	-	-	-	(68,945)
Additions (reversal), net	111,308	32,603	261,848	79,144	(16,914)	(71,337)	396,652
Other additions (reversal) (1)	(6,645)	-	(2,961)	-	-	(6,810)	(16,416)
Write-offs due to payment	(377,907)	(358,011)	(696,300)	(42,303)	-	-	(1,474,521)
Interest accruals	77,799	8,038	227,247	55,654	14,305	44,992	428,035
Business combinations (Note 1 c)	7,805	-	7	-	-	-	7,812
Balance on 12.31.19	547,874	1,575,949	797,448	1,145,736	831,722	636,689	5,535,418
Additions (reversal), net (Note 25)	38,392	9,273	93,421	11,673	(6,131)	(1,436)	145,192
Other additions (reversal) (1)	3,056	1	(2,211)	-	-	1,753	2,599
Write-offs due to payment	(64,856)	(9,232)	(118,495)	(19,734)	-	-	(212,317)
Interest accruals	29,562	12,676	63,035	12,073	4,430	(3,563)	118,213
Balance on 03.31.20	554,028	1,588,667	833,198	1,149,748	830,021	633,443	5,589,105

Balance on 12.31.19
Current	236,130	-	113,307	25,008	-	-	374,445
Non-current	311,744	1,575,949	684,141	1,120,728	831,722	636,689	5,160,973

Balance on 03.31.20
Current	224,156	-	119,093	21,241	-	51	364,541
Non-current	329,872	1,588,667	714,105	1,128,507	830,021	633,392	5,224,564

(1) Refers mainly to the amounts of inflows and losses carried out against judicial deposits (Note 9), except for the provision for dismantling.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

a) Labor provision and contingencies

	Amounts involved
	Company		Consolidated
Nature/Degree of Risk	03.31.20	12.31.19	03.31.20	12.31.19
Provisions	519,770	513,931	554,028	547,874
Possible contingencies	785,451	422,826	816,100	452,070

Labor provision and contingencies involve labor claims filed by former employees and outsourced employees (the latter involving subsidiary or joint liability) claiming for, among other issues, overtime, salary equalization, post-retirement benefits, allowance for health hazard and risk premium, and matters relating to outsourcing.

The Company is also a defendant in labor claims filed by retired former employees who are covered by the Retired Employees Medical Assistance Plan ("PAMA"), and, among other issues, are demanding the cancellation of amendments to this plan. There are currently five actions underway with this object. In one of them, a decision by the Superior Labor Court is awaited. The other actions are at a less advanced stage. Most of these claims await a decision by the Superior Labor Court. Based on the opinion of its legal counsel and recent decisions of the courts, management considers these claims the risk of loss in these cases as possible. No amount has been specified for these claims, since is not possible to estimate the cost to the Company in the event of loss.

In addition, the Company is a part to Public Civil Actions filed by the Public Prosecution Service whose purpose is essentially the determination of the Company to stop hiring a company to perform the Company's core activities. In August 2018, the majority of the Federal Supreme Court (“STF”) Ministers ruled the unrestricted outsourcing to be legally valid, including the end activity, safeguarding the subsidiary responsibility of the service receiver. However, a final judgment has yet to clarify the scope of this decision, including in cases already final and unappealable. The application of the decision will need to be individually evaluated for each case under discussion. Given these considerations, it is not feasible to estimate amounts or likelihood of loss for the Company.

b) Tax provision and contingencies

The Company and its subsidiaries has several assessments filed by the Federal Revenue of Brazil (“RFB”) for alleged undue deductions of expenses, mainly related to the amortization of goodwill, in various administrative instances and in the judicial system. Management, supported by the position of its legal advisors, understands that a large part of these deductions will probably be accepted in decisions of higher courts of last resort (acceptance probability greater than 50%).

For tax treatments in which the Company and its subsidiaries believes that the probability of acceptance by the tax authority is less than 50%.

The Company presents the amounts involved for the cases above in note 7 e).

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

	Amounts involved
	Company		Consolidated
Nature/Degree of Risk	03.31.20	12.31.19	03.31.20	12.31.19
Provisions	1,501,710	1,489,379	1,588,667	1,575,949
Federal	490,792	486,659	577,749	573,229
State	475,603	466,164	475,603	466,164
Municipal	30,910	34,915	30,910	34,915
FUST	504,405	501,641	504,405	501,641
Possible contingencies	26,892,598	25,451,648	27,551,059	26,104,867
Federal	3,290,959	2,206,080	3,319,555	2,233,733
State	15,164,548	14,859,455	15,769,138	15,460,028
Municipal	648,522	662,119	655,628	669,114
FUST, FUNTTEL and FISTEL	7,788,569	7,723,994	7,806,738	7,741,992

b.1) Tax provisions

Management, under advice of legal counsel believes that the following losses are probable in the following federal, state, municipal and regulatory (FUST) tax proceedings:

Federal taxes

The Company and/or its subsidiaries are parts to administrative and legal proceedings at the federal level relating to: (i) claims resulting from the non-ratification of compensation and refund requests formulated; (ii) CIDE levied on the remittance of amounts abroad related to technical and administrative assistance and similar services, as well as royalties; (iii) withholding income tax on interest on equity; (iv) Social Investment Fund (Finsocial) offset amounts; and (v) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9,718/98.

State taxes

The Company and/or its subsidiaries are parts to administrative and judicial proceedings at the state level relating to ICMS, regarding: (i) disallowance credits; (ii) non-taxation of alleged telecommunications services; (iii) tax credit for challenges/disputes over telecommunication services not provided or wrongly charged (Agreement 39/01); (iv) aliquot differential; (v) leasing of infrastructure necessary for internet services (data); (vi) outflows of goods with prices lower than those of acquisition; and (vii) non-taxation of amounts granted as discounts to customers.

Municipal taxes

The Company and/or its subsidiaries are parts to various municipal tax proceedings, at the judicial level, relating to: (i) Property tax (“IPTU”); (ii) Services tax (“ISS”) on equipment leasing services, non-core activities and supplementary activities; and (iii) withholding of ISS on contractors' services.

FUST

The Company and/or its subsidiaries have judicial proceedings related to the non-inclusion of interconnection expenses and industrial exploitation of a dedicated line in the calculation basis of FUST.

b.2) Possible losses - tax contingencies

Management, under advice of legal counsel believes that the following losses are possible in the following federal, state, municipal and regulatory (FUST, FUNTTEL and FISTEL):

Federal taxes

The Company and/or its subsidiaries are parts to various administrative and judicial proceedings, at the federal level, which are awaiting decision in different court levels.

The more significant of these proceedings are: (i) statements of dissatisfaction resulting from failure to approve requests for compensation submitted by the Company; (ii) INSS (a) on compensation payment for salary losses arising from the "Plano Verão" and the "Plano Bresser"; (b) SAT, social security amounts owed to third parts (INCRA and SEBRAE); (c) supply of meals to employees, withholding of 11% (assignment of workforce); and (d) Stock Options - requirement of social security contributions on amounts paid to employees under the stock option plan; (iii) withholding income tax and CIDE on the funds remitted abroad related to technical services and to administrative support and similar services, etc., and royalties; (iv) deduction of COFINS on swap operation losses; (v) PIS and COFINS: (a) accrual basis versus cash basis; (b) levied on value-added services; and (c) monthly subscription services; (vi) ex-tariff, cancellation of the benefits under CAMEX Resolution No. 6, increase in the import duty from 4% to 28%; (vii) IPI levied on shipment of fixed access units from the Company's establishment; (viii) Financial transaction tax (IOF) - required on loan transactions, intercompany loans and credit transactions; and (ix) IRRF on capital gain on the sale of the GVT Group to the Company.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

State taxes

The Company and/or its subsidiaries are parts to various administrative and judicial proceedings, at the state level, related to ICMS, which are awaiting decision in different court levels: (i) rental of movable property; (ii) international calls; (iii) reversal of previously unused credits; (iv) service provided outside São Paulo state paid to São Paulo state; (v) co-billing; (vi) tax substitution with a fictitious tax base (tax guideline); (vii) use of credits related to acquisition of electric power; (viii) secondary activities, value added and supplementary services; (ix) tax credits related to opposition/challenges regarding telecommunications services not provided or mistakenly charged (Agreement 39/01); (x) deferred collection of interconnection (“DETRAF” - Traffic and Service Provision Document); (xi) credits derived from tax benefits granted by other states; (xii) disallowance of tax incentives related to cultural projects; (xiii) transfers of assets among business units owned by the Company; (xiv) communications service tax credits used in provision of services of the same nature; (xv) card donation for prepaid service activation; (xvi) reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption of public bodies); (xvii) DETRAF fine; (xviii) own consumption; (xix) exemption of public bodies; (xx) amounts given by way of discounts; (xxi) new tax register bookkeeping without prior authorization by tax authorities; (xxii) advertising services; (xxiii) unmeasured services; and (xxiv) monthly subscription, which is in the STF with declaration liens and the Company awaits the judgment of the STF on the request for modulation.

Municipal taxes

The Company and/or its subsidiaries are parts to various administrative and judicial proceedings, at the municipal level, which are awaiting decision in different court levels.

The more significant of these proceedings are: (i) ISS on: (a) non-core activity, value-added and supplementary services; (b) withholding at source; (c) call identification and mobile phone licensing services; (d) full-time services, provision, returns and cancelled tax receipts; (e) data processing and antivirus congeners; (f) charge for use of mobile network and lease of infrastructure; (g) advertising services; (h) services provided by third parties; and (i) advisory services in corporate management provided by Telefónica Latino América Holding; (ii) IPTU; (iii) land use tax; and (iv) various municipal charges.

FUST, FUNTTEL and FISTEL

Universal Telecommunications Services Fund ("FUST")

Writs of mandamus were filed seeking the right to not include revenues with interconnection and Industrial Use of Dedicated Line (“EILD”) in the FUST tax base, according to Abridgment No. 7 of December 15, 2005, as it does not comply with the provisions contained in the sole paragraph of Article 6 of Law No. 9,998/00, which are awaiting a decision from Higher Courts.

Various delinquency notices were issued by ANATEL at the administrative level to collect charges on interconnections, EILD and other revenues not earned from the provision of telecommunication services.

On March 31, 2020, the consolidated amount involved totaled R$4,448,341 (R$4,411,759 on December 31, 2019).

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

Fund for Technological Development of Telecommunications ("FUNTTEL")

Proceedings have been filed for the right not to include interconnection revenues and any others arising from the use of resources that are part of the networks in the FUNTTEL calculation basis, as determined by Law 10,052/00 and Decree No. 3,737/01, therefore avoiding the improper application of Article 4, paragraph 5, of Resolution 95/13.

There are several notifications of debits drawn up by the Ministry of Communications in administrative actions for constitution of the tax credit related to the interconnection, network resources and other revenues that do not originate from the provision of telecommunication services.

On March 31, 2020, the consolidated amount involved totaled R$727,443 (R$723,105 on December 31, 2019).

Telecommunications Inspection Fund ("FISTEL")

There are judicial actions for the collection of TFI on: (i) extensions of the term of validity of the licenses for use of telephone exchanges associated with the operation of the fixed switched telephone service; and (ii) extensions of the period of validity of the right to use radiofrequency associated with the operation of the telephone service personal mobile service.

On March 31, 2020, the consolidated amount involved totaled R$2,.630,954 (R$2,607,128 on December 31, 2019).

c) Civil provision civil contingencies

	Amounts involved
	Company		Consolidated
Nature/Degree of Risk	03.31.20	12.31.19	03.31.20	12.31.19
Provisions	824,612	788,343	833,198	797,448
Possible contingencies	3,508,571	3,478,692	3,524,959	3,494,626

c.1) Civil provisions

Management, under advice of legal counsel, believes that the following will result in probable losses from civil proceedings:

•     The Company is part to proceedings involving rights to the supplementary amounts from shares calculated on community telephony plants and network expansion plans since 1996 (supplement of share proceedings). These proceedings are at different stages: lower courts, court of justice and high court of justice. On March 31, 2020, the consolidated amount involved totaled R$307,591 (R$297,641 on December 31, 2019).

•    The Company and/or its subsidiaries are parts to various civil proceedings related to consumerist at the administrative and judicial level, relating to the non-provision of services and/or products sold. On March 31, 2020, the consolidated amount involved totaled R$224,776 (R$211,865 on December 31, 2019).

•    The Company and/or its subsidiaries are parts to various civil proceedings of a non-consumer nature at administrative and judicial levels, all arising in the ordinary course of business. On March 31, 2020, the consolidated amount involved totaled R$300,831 (R$287,942 on December 31, 2019).

c.2) Possible losses - civil contingencies

Management, under advice of legal counsel, believes that losses are possible from the following civil proceedings:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

•     Collective Action filed by SISTEL Participants' Association (“ASTEL”) in the state of São Paulo, in which SISTEL associates in the state of São Paulo challenge the changes made in the PAMA and claim for the reestablishment of the prior "status quo". This proceeding is still in the appeal phase and awaits a decision on the Interlocutory Appeal filed by the Company against the decision on possible admission of the appeal to higher and supreme courts filed in connection with the Court of Appeals' decision, which partially changed the decision rendering the matter groundless. In parallel, the parts formulated an agreement, already filed with the records, but still pending court approval. The amount cannot be estimated, and the claims cannot be settled due to their unenforceability because it entails the return to the prior plan conditions.

•     Public Civil Action proposed by the National Federation of Associations of Retirees, Pensioners and Participants in Pension Funds in the Telecommunications Sector (“FENAPAS”), in which ASTEL is its assistant assistant against Sistel, the Company and other operators, aiming at annulment of the spin-off of the PBS pension plan, claiming in summary the “dismantling of the supplementary pension system of Fundação Sistel”, which originated several specific PBS mirrors plans, and corresponding allocations of resources from the technical surplus and tax contingency existing at the time of the spin-off. The value is priceless and the orders cannot be settled due to their unenforceability, considering that it involves a return to Sistel's spun-off collection related to telecommunications operators of the former Telebrás System.

•     The Company and its subsidiaries are parts to other civil claims, at several levels, related to service rendering rights. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (“PROCON”), as well as by the Federal and State Public Prosecutor's Office. The Company is also part to other claims of several types related to the ordinary course of business. On March 31, 2020, the consolidated amount totaled R$3,508,892 (R$3,479,183 on December 31, 2019).

•     Terra Networks is a part to: (i) a supplier action related to the transmission of events; (ii) PROCON fine (annulment action); (iii) indemnification action related to the use of content; (iv) ECAD action on copyright collection; and (v) claim actions filed by former subscribers regarding unrecognized collection, collection of undue value and contractual non-compliance. On March 31, 2020, the amount was R$16,067 (R$15,443 on December 31, 2019).

•     Intellectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda. (“Lune”), a Brazilian company, filed lawsuits on November 20, 2001 against 23 wireless carriers claiming to own the patent for caller ID and the trademark "Bina". The purpose of that lawsuit was to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

An unfavorable decision was handed down determining that the Company should refrain from selling mobile phones with caller ID service ("Bina"), subject to a daily fine of R$10 (ten thousand reais) in the event of non-compliance. Furthermore, according to that decision, the Company must pay indemnification for royalties, to be calculated on settlement. Motions for Clarification were proposed by all parts and Lune's motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. A bill of review appeal was filed in view of the current decision which granted a stay of execution suspending that unfavorable decision until final judgment of the review. A bill of review was filed in view of the sentence handed down on September 30, 2016, by the 4th Chamber of the Court of Justice of the Federal District, in order to annul the lower court sentence and remit the proceedings back to the lower court for a new examination. There is no way to determine at this time the extent of potential liability with respect to this claim as the expertise is in its early stages

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

•     The Company and other wireless carriers is currently a defendant in two class actions brought by the Public Prosecutor's Office and consumer associations challenging the defined period for use of prepaid minutes. The plaintiffs allege that the prepaid minutes should not expire after a specific period. Conflicting decisions were handed down by courts on the matter, even though the Company understands that its criteria for the period determination comply with ANATEL standards. In relation to these two ongoing lawsuits, there are appeals pending judgment by the Regional Federal Court (“TRF”) and the Superior Tax Court (“STJ”) filed by the opposing parties, due to the favorable decision obtained by the Company. The other lawsuits, already closed, had decisions in favor of the interests of the Company that have been final and unappealable.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

d) Regulatory provision and contingencies

	Amounts involved
	Company / Consolidated
Nature/Degree of Risk	03.31.20	12.31.19
Provisions	1,149,748	1,145,736
Possible contingencies	5,804,501	5,645,107

d.1) Regulatory provisions

Management, under advice of legal counsel, believes the likelihood of loss of the following regulatory proceedings is probable:

The Company is part to administrative proceedings initiated mainly by ANATEL, which were initiated on the grounds of alleged non-compliance with obligations established in the sectoral regulations, as well as in lawsuits that discuss, in the great majority, sanctions applied by ANATEL at the administrative level.

d.2) Possible losses - regulatory contingencies

Management, under advice of legal counsel believes the likelihood of loss of the following regulatory proceedings is possible:

The Company is part to administrative proceedings filed by ANATEL (other agents, including other operators, also have claims against the Company) alleging non-compliance with the obligations set forth in industry regulations, as well as legal claims which discuss the mostly sanctions applied by ANATEL at the administrative level.

Relevant cases in the possible regulatory contingency portfolio include:

•     Administrative and legal proceedings that discuss how ANATEL calculates the amount of the charge due to the extension of the radio frequencies associated with the SMP. In the view of the Agency, the calculation of encumbrances should consider the application of a percentage of 2% over the entire economic benefit resulting from the provision of the STFC / SMP service. In the Company's view, however, revenues that are not part of the STFC / SMP service plans, as defined by the regulations at the time of signing the authorization terms / concession contracts, should not be considered when calculating the burden. As a result of this divergence of understanding, the Company filed administrative claims and lawsuits to challenge ANATEL charge collections.

•     In May 2018, the Company filed a lawsuit to annul ANATEL final decision, of March of the same year, in the records of the Procedure for Determining Noncompliance with Obligations (“PADO”) for alleged violations of the fixed telephony regulation. The fine imposed by ANATEL, and object of the lawsuit, totals R$211 million as the principal amount. On March 31, 2020, the restated amount, plus interest and monetary restatement, reached approximately R$509 million. On December 31, 2019, this amount was approximately R$505 million. The Company believes that the fine imposed is illegal and undue based, fundamentally, on the following defense arguments: (i) ANATEL's mistake in determining the universe of users considered in the fine (the number of users affected is less than that considered by the ANATEL) and; (ii) the calculation of the fine penalty is disproportionate and without foundation. The lawsuit is in the lower court and, at this moment, awaits judgment, after the Company has gathered an expert report that supports the arguments in favor of reducing the fine.

•     Arbitration Procedure No. 24690 / PFF is in progress, which is being processed at the International Chamber of Commerce (“CCI”). Said procedure was proposed by “Nextel Telecomunicações Ltda” in face of “Telefônica Brasil S.A.”, and basically, it deals with divergence in the interpretation of devices inserted in the Industrial Exploration and Network Sharing Contracts (Ran Sharing) signed between the parties. The amount involved in the discussions object of the procedure is estimated at R$250 million.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

e) Guarantees

The Company and its subsidiaries granted guarantees for tax, civil, labor and regulatory proceedings, as follows:

	Consolidated
	03.31.20	12.31.19
Property and equipment	81,008	81,416
Judicial deposits and garnishments	3,726,658	3,670,885
Letters of guarantee	2,570,731	2,608,463
Total	6,378,397	6,360,764

On March 31, 2020, in addition to the guarantees presented above, the Company and its subsidiaries had amounts under short-term investment withheld by courts (except for loan-related investments) in the consolidated amount of R$54,461 (R$50,554 on December 31, 2019).

19) LOANS, FINANCING, DEBENTURES AND LEASES

On March 31, 2020, the contractual terms of the loans, financing, debentures and leases are the same as in Note 20) Loans, Financing, Debentures and Leases, disclosed in the financial statements for the fiscal year ended December 31, 2019.

Consolidated
	Information on March 31, 2020				03.31.20			12.31.19
	Currency	Annual interest rate	Maturity	Guarantees	Current	Non-current	Total	Current	Non-current	Total
Local currency					4,912,456	8,470,223	13,382,679	4,126,490	9,698,183	13,824,673

Financial institutions (a)					19,219	21,222	40,441	23,865	24,985	48,850
PSI	R$	2.5% to 5.5%	Jan-23	(1)	4,210	80	4,290	8,847	112	8,959
BNB	R$	7.06% to 10%	Aug-22	(2)	15,009	21,142	36,151	15,018	24,873	39,891

Suppliers (b)	R$	110.0% to 122.5% of CDI	Apr-21		640,629	14,854	655,483	996,177	97	996,274

Debentures (c)					2,054,506	1,027,703	3,082,209	1,077,183	2,027,167	3,104,350
1st issue – Minas Comunica	R$	IPCA+0.50%	Jul-21	(3)	28,717	28,717	57,434	28,366	28,366	56,732
5th issue	R$	108.25% of CDI	Feb-22	(3)	1,010,825	998,986	2,009,811	44,504	1,998,801	2,043,305
6th issue	R$	100% of CDI + 0.24%	Nov-20	(3)	1,014,964	-	1,014,964	1,004,313	-	1,004,313

Leases (d)	R$	7.08% / IPCA			2,198,102	6,919,537	9,117,639	2,029,265	7,161,886	9,191,151

Contingent consideration (e)	R$	Selic			-	486,907	486,907	-	484,048	484,048

Total					4,912,456	8,470,223	13,382,679	4,126,490	9,698,183	13,824,673

Guarantees:

(1)   Pledge of financed assets.

(2)   Bank guarantee provided by Banco Safra in an amount equivalent to 100% of the outstanding financing debt balance. Setting up a liquidity fund represented by financial investments in the amount equivalent to three installments of repayment referenced to the average post-grace period performance. Balances were R$13,344  and R$13,212 on March 31, 2020 and December 31, 2019, respectively.

(3)   Unsecured.

a)  Loans and financing – Financial Instituitions

Some financing agreements with the financial institutions have lower interest rates than those prevailing in the market. These operations fall within the scope of IAS 20 and therefore the subsidies granted up to December 31, 2017 were adjusted to present value and deferred in accordance with the useful lives of the financed assets.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

The grants on January 1, 2018 adjusted to present value, were recorded in property, plant and equipment and are being depreciated according to the useful lives of the financed underlying assets.

b) Financing - Suppliers

Under bilateral agreements with suppliers, the Company obtained extension of the terms for payment of trade accounts payable at a cost based on the fixed CDI rate for the corresponding periods, with the net cost equivalent to between 110.0% to 122.5% of the CDI (109.2% to 122.5% of the CDI on December 31, 2019).

c) Debentures

Transaction costs in connection with the 5th and 6th issues, totaling R$2,317 on March 31, 2020 (R$2,550 on December 31, 2019), were treated as a reduction of liabilities as costs to be incurred and are recognized as financial expenses, according to the contractual terms of each issue.

d) Leases

The Company has agreements classified as lease agreements as a lessee: (i) lease of structures (towers and rooftops) arising from sale and leaseback transactions; (ii) lease of Built to Suit ("BTS") sites to install antennas and other equipment and transmission facilities; (iii) lease of information technology equipment and; (iv) lease of infrastructure and transmission facilities associated with the power transmission network. The net carrying amount of the assets has remained unchanged until sale thereof, and a liability is recognized corresponding to the present value of mandatory minimum installments as per the agreement.

The amounts recorded in property, plant and equipment are depreciated over the estimated useful lives of the assets or the lease term, whichever is shorter.

	Consolidated
	03.31.20	12.31.19
Nominal value payable	11,285,865	10,932,789
Unrealized financial expenses	(2,168,226)	(1,741,638)
Present value payable	9,117,639	9,191,151

Current	2,198,102	2,029,265
Non-current	6,919,537	7,161,886

The following is a schedule of the amounts payable on leases on March 31, 2020:

Consolidated
1 to 12 months	2,198,102
13 to 24 months	1,884,964
25 to 36 months	1,527,000
37 to 48 months	1,176,467
49 to 60 months	782,559
From 61 months	1,548,547
Total	9,117,639

The weighted annual interest rate on lease contracts on March 31, 2020 is 7.08%, with an average maturity of 7 years.

The present value of lease agreements is measured by discounting future fixed payment flows, which do not include the projected inflation, at market interest rates, estimated with the Company's intrinsic risk spread.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

The discount curves used are constructed based on observable data. Market interest rates are extracted from B3 and the Company's risk spread is estimated from debt securities issued by companies with comparable risk. Accordingly, the final discount curve reliably reflects the Company's incremental loan interest rate.

There were no unsecured residual values resulting in benefits to the lessor or contingent payments recognized as revenue on March 31, 2020 and December 31, 2019.

e) Contingent consideration

As part of the Purchase and Sale Agreement and Other Covenants executed by and between the Company and Vivendi to acquire all shares in GVTPart., a contingent consideration relating to the judicial deposit made by GVT for the monthly installments of deferred income tax and social contribution on goodwill amortization was agreed, arising from the corporate restructuring process completed by GVT in 2013. If these funds are realized (being reimbursed, refunded, or via netting), they will be returned to Vivendi, as long as they are obtained in a final unappealable decision. Reimbursement will be made within 15 years and this amount is subject to monthly restatement at the SELIC rate.

f) Repayment schedule

On March 31, 2020, the breakdown of non-current loans, financing, debentures, leases and contingent consideration by year of maturity was as follows:

Consolidated
Year	Loans and financing - financial institutions	Financing - suppliers	Debentures	Leases	Contingent consideration	Total
13 to 24 months	14,965	14,854	1,027,703	1,884,964	-	2,942,486
25 to 36 months	6,257	-	-	1,527,000	-	1,533,257
37 to 48 months	-	-	-	1,176,467	-	1,176,467
49 to 60 months	-	-	-	782,559	-	782,559
From 61 months	-	-	-	1,548,547	486,907	2,035,454
Total	21,222	14,854	1,027,703	6,919,537	486,907	8,470,223

g)  Covenants

Loans and financing with financial institutions and debentures carry specific covenants involving a penalty in the event of breach of contract. A breach of contract as provided for in the agreements with the institutions listed above in item b), is characterized as non-compliance with covenants (analyzed on a quarterly, half-yearly or yearly basis), being a breach of a contractual clause, resulting in the early maturity of the contract.

On March 31, 2020 and December 31, 2019, the Company was in compliance with all economic and financial indices.

h)  Changes

Changes in loans and financing, debentures, leases agreements and contingent considerations are as follows:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

Consolidated
	Loans and financing	Debentures	Leases	Financing - suppliers	Contingent consideration	Total
Balance on 12.31.18	1,582,570	3,173,910	393,027	524,244	465,686	6,139,437
Initial adoption IFRS 16 (Note 12)	-	-	8,618,072	-	-	8,618,072
Additions	-	-	49,153	146,558	-	195,711
Financial charges (Note 26)	31,265	50,929	99,157	8,827	4,723	194,901
Issue costs	-	350	-	-	-	350
Foreign exchange variation (Note 26)	(723)	-	-	-	-	(723)
Write-offs (payments)	(270,169)	(68,262)	(479,805)	(135,446)	-	(953,682)
Balance on 03.31.19	1,342,943	3,156,927	8,679,604	544,183	470,409	14,194,066
Additions	-	-	1,754,788	820,755	-	2,575,543
Government grants (Note 20)	15,787	-	-	-	-	15,787
Financial charges	79,748	146,457	358,828	37,113	13,639	635,785
Issue costs	-	1,050	-	-	-	1,050
Foreign exchange variation	(381)	-	-	-	-	(381)
Write-offs (cancellation of contracts)	-	-	(107,213)	-	-	(107,213)
Write-offs (payments)	(1,389,247)	(200,084)	(1,494,856)	(405,777)	-	(3,489,964)
Balance on 12.31.19	48,850	3,104,350	9,191,151	996,274	484,048	13,824,673
Additions	-	-	497,387	56,257	-	553,644
Financial charges (Note 26)	718	33,394	91,810	10,692	2,859	139,473
Issue costs	-	233	-	-	-	233
Write-offs (cancellation of contracts)	-	-	(6,683)	-	-	(6,683)
Write-offs (payments)	(9,127)	(55,768)	(656,026)	(407,740)	-	(1,128,661)
Balance on 03.31.20	40,441	3,082,209	9,117,639	655,483	486,907	13,382,679

i)  Additions and payments

Summary of additions and payments:

Consolidated
		Write-offs (payments)
	Additions	Principal	Financial charges	Total
Loans- Financial institutions	-	(8,398)	(729)	(9,127)
PSI	-	(4,667)	(44)	(4,711)
BNB	-	(3,731)	(685)	(4,416)
Debêntures	-	-	(55,768)	(55,768)
5th issue	-	-	(55,768)	(55,768)
Financing - Suppliers	56,257	(397,508)	(10,232)	(407,740)
Leases	497,387	(558,194)	(97,832)	(656,026)
Total	553,644	(964,100)	(164,561)	(1,128,661)

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

20) DEFERRED REVENUE

	Company		Consolidated
	03.31.20	12.31.19	03.31.20	12.31.19
Contractual Liabilities - Customers contracts (1)	457,896	499,035	457,896	499,035
Disposal of PP&E (2)	143,742	94,383	143,742	94,383
Government grants (3)	58,829	61,613	58,829	61,613
Other (4)	59,313	59,379	61,485	63,051
Total	719,780	714,410	721,952	718,082

Current	448,621	506,181	448,621	506,181
Non-current	271,159	208,229	273,331	211,901

(1)   Refers to the balance of contractual liabilities of customers, being deferred to the extent that they relate to performance obligations that are satisfied over time.

(2)   Includes the net balances of the residual values from sale of non-strategic towers and rooftops, transferred to income as the conditions for recognition are met (Note 12).

(3)   This refers to: i) government subsidy arising from funds obtained from credit lines to be used in the acquisition of domestic equipment, which have been amortized over the useful life cycle of the equipment; and ii) subsidies arising from projects related to state taxes, which are being amortized over the contractual period.

(4)   Includes amounts of the reimbursement for costs for leaving radio frequency sub-bands 2,500MHz to 2,690MHz due to cancellation of the Multichannel Multipoint Distribution Service.

21) OTHER LIABILITIES

	Company		Consolidated
	03.31.20	12.31.19	03.31.20	12.31.19
Surplus from post-employment benefit plans (Note 30)	1,172,334	1,150,601	1,177,132	1,155,067
Liabilities with ANATEL (1)	318,566	300,119	318,566	300,119
Third-party withholdings (2)	193,641	219,323	196,933	222,056
Amounts to be refunded to subscribers	43,673	44,231	43,125	43,794
Liabilities with related parties (Note 27)	18,582	21,789	30,670	30,114
Other liabilities	41,722	36,165	40,236	36,781
Total	1,788,518	1,772,228	1,806,662	1,787,931

Current	347,752	353,635	361,422	365,192
Non-current	1,440,766	1,418,593	1,445,240	1,422,739

(1)   Includes the cost of renewing STFC and SMP licenses.

(2)   This refers to payroll withholdings and taxes withheld from pay-outs of interest on equity and on provision of services.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

22) EQUITY

a) Capital

Pursuant to its Articles of Incorporation, the Company is authorized to increase its share capital up to 1,850,000,000 common and preferred shares. The Board of Directors is the competent body to decide on any increase and consequent issue of new shares within the authorized capital limit.

Brazilian Corporation Law - Law nº 6404/76, Article 166, item IV establishes that capital may be increased by means of a Special Shareholders’ Meeting Resolution by modifying the Articles of Incorporation, if the authorized capital increase limit has been reached.

Capital increases are not necessarily in proportion to the number of shares in existing classes, however the number of non-voting or restricted-voting preferred shares must not exceed two-thirds of total shares issued.

Preferred shares are non-voting, except for cases set forth in Articles 9 and 10 of the Articles of Incorporation but have priority in the event of reimbursement of capital, without premium, and are entitled to dividends 10% higher than those paid on common shares, as per Article 7 of the Company's Articles of Incorporation and item II, paragraph 1, Article 17 of Law No. 6404/76.

Preferred shares are also entitled to full voting rights if the Company fails to pay the minimum dividend to which they are entitled for three consecutive financial years. This right continues until payment of said dividend.

Subscribed and paid-in capital on March 31, 2020 and December 31, 2019 amounted to R$63,571,416, divided into shares without par value, held as follows:

	Common Shares		Preferred Shares		Grand Total
Shareholders	Number	%	Number	%	Number	%
Controlling Group	540,033,264	94.47%	704,207,855	62.91%	1,244,241,119	73.58%
Telefónica Latinoamérica Holding	46,746,635	8.18%	360,532,578	32.21%	407,279,213	24.09%
Telefónica	198,207,608	34.67%	305,122,195	27.26%	503,329,803	29.76%
SP Telecomunicações Participações	294,158,155	51.46%	38,537,435	3.44%	332,695,590	19.67%
Telefónica Chile	920,866	0.16%	15,647	0.00%	936,513	0.06%
Other shareholders	29,320,789	5.13%	415,131,868	37.09%	444,452,657	26.28%
Treasury Shares	2,290,164	0.40%	983	0.00%	2,291,147	0.14%
Total shares	571,644,217	100.00%	1,119,340,706	100.00%	1,690,984,923	100.00%
Treasury Shares	(2,290,164)		(983)		(2,291,147)
Total shares outstanding	569,354,053		1,119,339,723		1,688,693,776

On March 9, 2020, the Company's Board of Directors approved the proposal to start the conversion process of the total of 1,119,340,706 preferred shares issued by the Company into common shares, nominative and with no par value, in the proportion of 1 (one) common share for each 1 (one) preferred share converted (“Conversion”). In line with this proposal, the members of the Board of Directors authorized the Company's management to submit a request for prior consent to ANATEL, in relation to the Conversion proposal. Upon being approved by ANATEL, the implementation of the Conversion process, as well as the proposal including the other conditions and guidelines regarding the Conversion, will be submitted to the Board of Directors of the Company, ad referendum of the Extraordinary Shareholders Meeting (“AGE”) and Special Shareholders Meeting of the holders of preferred shares of the Company (“AGESP”).

The approval of the Conversion may give rise to the right of withdrawal to the holders of preferred shares issued by the Company, dissenting from the resolution to be taken at AGESP that eventually approves the Conversion, and additional information about such right and its exercise will be informed when the Board approve the execution of the Conversion and its other terms and conditions. The Company's management understands that the Conversion will provide the maximization of value generation to all its shareholders, given that it will confer the voting right and tag along as described in the Brazilian Corporate Law to all its shareholders, increasing its practices of Corporate Governance.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

Until the end of these ITRs, ANATEL had not yet commented on the Conversion proposal described above.

b) Capital reserves

The information on the capital reserves, is the same as in Note 23) Equity, item b), disclosed in the financial statements for the year ended December 31, 2019.

c) Income reserves

The information on the income reserves, is the same as in Note 23) Equity, item c), disclosed in the financial statements for the year ended December 31, 2019.

d) Dividend and interest on equity

The amounts of IOE are calculated and stated net of Withholding Income Tax (IRRF). Exempt shareholders received the full IOE amount, without withholding income tax at source.

The gross and net values for the preferred shares are 10% higher than those attributed to each common share, as per article 7 of the Company's Articles of Incorporation.

d.1)  Interim interest on equity for 2020

In meetings of the Board of Directors of the Company, ad referendum the Annual Shareholders’ Meeting approved the allocations of interim interest on equity, for 2019, pursuant to Article 28 of the Company's Bylaws, Article 9 of Law 9249/95 and CVM Deliberation 683/12, which will be allocated to the mandatory minimum dividend for the year of 2020, as follows:

Dates			Gross Amount			Net Value			Amount per share, net
Approval	Credit	Beginning of Payment	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred

02/14/20	02/28/20	Until 12/31/21	85,373	184,627	270,000	72,567	156,933	229,500	0.12745554999	0.14020110499
03/19/20	03/31/20	Until 12/31/21	47,430	102,570	150,000	40,316	87,185	127,500	0.07080863888	0.07788950277
Total			132,803	287,197	420,000	112,883	244,117	357,000

d.2) Unclaimed dividends and interest on equity

Pursuant to Article 287, paragraph II, item “a” of Law No. 6404, of December 15, 1976, the dividends and interest on equity unclaimed by shareholders are subject to the statute of limitation three years, as from the initial payment date. The Company reverses the amount of unclaimed dividends and IOE to equity once the statute of limitation occurred.

e) Other comprehensive income

Financial assets at fair value through other comprehensive income: These refer to changes in fair value of financial assets available for sale.

Derivative financial instruments: These refer to the effective part of cash flow hedges up to the balance sheet date.

Currency translation effects for foreign investments: This refers to currency translation differences arising from the translation of financial statements of Aliança (joint venture).

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

Changes in other comprehensive income were as follows:

Company / Consolidated
	Financial assets at fair value through other comprehensive income	Derivative transactions	Currency translation effects - foreign investments	Total
Balance on 12.31.18	(9,070)	336	37,959	29,225
Translation losses	-	-	(1,287)	(1,287)
Losses from future contracts	-	(232)	-	(232)
Gains on financial assets at fair value through other comprehensive income	46	-	-	46
Balance on 03.31.19	(9,024)	104	36,672	27,752
Translation gains	-	-	3,146	3,146
Losses from future contracts	-	(104)	-	(104)
Losses on financial assets at fair value through other comprehensive income	(57)	-	-	(57)
Balance on 12.31.19	(9,081)	-	39,818	30,737
Translation gains	-	-	24,599	24,599
Losses on financial assets at fair value through other comprehensive income	(56)	-	-	(56)
Balance on 03.31.20	(9,137)	-	64,417	55,280

f) Company Share Repurchase Program

On December 7, 2018 the Company's Board of Directors, in accordance with Article 17, item XV of the law, the programs were approved for the repurchase of common and preferred shares pursuant to CVM Instruction 567, of September 17, 2015. The acquisition of own shares was made with the intention of subsequently cancelling, selling or holding in treasury, without reducing the capital stock, thereby increasing shareholder value through the efficient application of available resources in cash and optimize the Company's capital allocation.

The repurchase will be made through using the balance capital reserve that was included in the balance sheet of September 30, 2018.

This program will be in force until June 6, 2020, with the acquisitions made on B3, at market prices, observing the legal and regulatory limits. The maximum amounts authorized for acquisition are 583,422 common shares and 37,736,465 preferred shares.

During the three-month period ended March 31, 2020, there were no acquisitions of shares within the Company's share repurchase program to be held in treasury for further sale and / or cancellation.

g) Earnings per share

Basic and diluted earnings per share were calculated by dividing profit attributed to the Company’s shareholders by the weighted average number of outstanding common and preferred shares.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

The following table shows the calculation of earnings per share for the quarters ended March 31, 2020 and 2019:

	Company
	1st quarter of 2020	1st quarter of 2019
Net income for the period attributable to shareholders:	1,153,456	1,342,142
Common shares	364,720	424,382
Preferred shares	788,736	917,760

Number of shares, in thousands:	1,688,694	1,688,694
Weighted average number of outstanding common shares for the period	569,354	569,354
Weighted average number of outstanding preferred shares for the period	1,119,340	1,119,340

Basic and diluted earnings per share:
Common shares (R$)	0.64	0.75
Preferred shares (R$)	0.70	0.82

23) NET OPERATING REVENUE

	Company		Consolidated
	1st quarter of 2020	1st quarter of 2019	1st quarter of 2020	1st quarter of 2019
Gross operating revenue	15,628,369	16,442,220	15,803,639	16,683,417
Services (1)	14,283,765	15,103,706	14,457,849	15,344,960
Sale of goods (2)	1,344,604	1,338,514	1,345,790	1,338,457

Deductions from gross operating revenue	(4,955,297)	(5,678,867)	(4,978,972)	(5,708,681)
Tax	(3,221,420)	(3,448,704)	(3,245,137)	(3,478,481)
Services	(3,018,489)	(3,175,385)	(3,041,610)	(3,205,162)
Sale of goods	(202,931)	(273,319)	(203,527)	(273,319)

Discounts granted and return of goods	(1,733,877)	(2,230,163)	(1,733,835)	(2,230,200)
Services	(1,261,288)	(1,852,563)	(1,261,292)	(1,852,600)
Sale of goods	(472,589)	(377,600)	(472,543)	(377,600)

Net operating revenue	10,673,072	10,763,353	10,824,667	10,974,736
Services	10,003,988	10,075,758	10,154,947	10,287,198
Sale of goods	669,084	687,595	669,720	687,538

(1)  These include telephone services, use of interconnection network, data and SVA services, cable TV and other services.

(2)  These include sale of goods (handsets, SIM cards and accessories) and equipment of “Soluciona TI”.

No single customer contributed more than 10% of gross operating revenues in the quarters ended March 31, 2020 and 2019.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

24) OPERATING COSTS AND EXPENSES

Company
	1st quarter of 2020				1st quarter of 2019
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(191,087)	(669,762)	(96,833)	(957,682)	(178,266)	(637,876)	(72,633)	(888,775)
Third-party services	(1,680,160)	(1,506,361)	(267,016)	(3,453,537)	(1,672,168)	(1,717,080)	(272,785)	(3,662,033)
Rental, insurance, condominium and connection means	(343,957)	(15,040)	(14,960)	(373,957)	(347,046)	(25,217)	(14,529)	(386,792)
Taxes, charges and contributions	(417,391)	(9,520)	(12,270)	(439,181)	(405,205)	(11,015)	(9,859)	(426,079)
Estimated impairment losses on accounts receivable (Note 4)	-	(450,782)	-	(450,782)	-	(414,818)	-	(414,818)
Depreciation and amortization	(2,163,510)	(368,010)	(211,741)	(2,743,261)	(2,050,585)	(368,151)	(168,957)	(2,587,693)
Cost of goods sold	(625,981)	-	-	(625,981)	(754,204)	-	-	(754,204)
Materials and other operating costs and expenses	(8,627)	(22,628)	(7,338)	(38,593)	(8,004)	(29,857)	(7,560)	(45,421)
Total	(5,430,713)	(3,042,103)	(610,158)	(9,082,974)	(5,415,478)	(3,204,014)	(546,323)	(9,165,815)

Consolidated
	1st quarter of 2020				1st quarter of 2019
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(209,219)	(673,488)	(105,746)	(988,453)	(185,524)	(643,648)	(74,465)	(903,637)
Third-party services	(1,687,950)	(1,502,352)	(269,527)	(3,459,829)	(1,684,472)	(1,723,757)	(273,819)	(3,682,048)
Rental, insurance, condominium and connection means	(346,547)	(14,493)	(15,544)	(376,584)	(347,353)	(25,218)	(14,631)	(387,202)
Taxes, charges and contributions	(426,111)	(9,520)	(12,582)	(448,213)	(409,031)	(11,016)	(9,966)	(430,013)
Estimated impairment losses on accounts receivable (Note 4)	-	(454,726)	-	(454,726)	-	(426,009)	-	(426,009)
Depreciation and amortization (1)	(2,163,793)	(368,196)	(212,701)	(2,744,690)	(2,050,803)	(368,462)	(169,108)	(2,588,373)
Cost of goods sold	(627,162)	-	-	(627,162)	(754,204)	-	-	(754,204)
Materials and other operating costs and expenses	(10,245)	(22,632)	(7,477)	(40,354)	(8,620)	(29,862)	(7,745)	(46,227)
Total	(5,471,027)	(3,045,407)	(623,577)	(9,140,011)	(5,440,007)	(3,227,972)	(549,734)	(9,217,713)

(1)   Includes the consolidated amount of R$514,089 and R$447,665 for the quarters ended March 31, 2020 and 2019, respectively, related to the leases depreciation.

25) OTHER OPERATING INCOME (EXPENSES)

	Company		Consolidated
	1st quarter of 2020	1st quarter of 2019	1st quarter of 2020	1st quarter of 2019
Recovered expenses and fines	81,420	139,434	82,210	140,809
Provisions for labor, tax and civil contingencies (Note 19)	(147,272)	(156,727)	(146,628)	(157,491)
Net gain (loss) on asset disposal/loss (1)	140,194	40,560	140,194	39,565
Other operating income (expenses)	20,657	21,596	1,668	(7,885)
Total	94,999	44,863	77,444	14,998

Other operating income	242,271	201,590	224,072	180,374
Other operating expenses	(147,272)	(156,727)	(146,628)	(165,376)
Total	94,999	44,863	77,444	14,998

(1)     In the 1st quarter of 2020, includes the net gain of R$93,257, resulting from the agreement entered into by the Company on November 28, 2019, for the sale of 1,909 structures (rooftops and towers) owned by the Company to Telxius Torres Brasil Ltda (note 10). On February 7, 2020, this transaction was concluded for a total amount of R$641 million, after the fulfillment of all suspensive conditions common to this type of transaction, including the approval of the transaction by CADE.

After the sale of the assets, considered a sale and leaseback transaction, a lease was made for part of the structures sold with Telxius Torres Brasil Ltda, to continue the data transmissions necessary for the provision of telephony services by the Company (Note 19).

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

26) FINANCIAL INCOME (EXPENSES)

	Company		Consolidated
	1st quarter of 2020	1st quarter of 2019	1st quarter of 2020	1st quarter of 2019
Financial Income
Interest income	41,910	53,668	45,167	55,297
Interest receivable (customers, taxes and other)	23,987	71,491	24,310	72,007
Gain on derivative transactions (Note 30)	37,724	95,456	37,724	96,071
Foreign exchange variations on loans and financing (Note 19)	-	3,930	-	3,930
Other revenues from foreign exchange and monetary variation	147,622	63,234	151,830	65,224
Other financial income	37,095	30,608	37,108	30,616
Total	288,338	318,387	296,139	323,145

Financial Expenses
Loan, financing, debenture and leases charges (Note 19) (1)	(139,456)	(194,882)	(139,473)	(194,901)
Foreign exchange variation on loans and financing (Note 19)	-	(3,207)	-	(3,207)
Loss on derivative transactions (Note 30)	(60,327)	(76,515)	(60,327)	(76,752)
Interest payable (financial institutions, provisions, trade accounts payable, taxes and other)	(30,283)	(3,044)	(30,243)	(3,390)
Other expenses with foreign exchange and monetary variation	(230,184)	(123,982)	(236,224)	(126,902)
IOF, Pis, Cofins and other financial expenses	(23,912)	(7,272)	(24,371)	(7,649)
Total	(484,162)	(408,902)	(490,638)	(412,801)

Financial income (expenses), net	(195,824)	(90,515)	(194,499)	(89,656)

(2)     Includes the consolidated amounts of R$91,810 and R$99,157 for the quarters ended March 31, 2020 and 2019, respectively, related to leases charges.

27) BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a)   Balances and transactions with related parties

The main balances of assets and liabilities with related parties arises from transactions with companies related to the controlling group carried out at the prices and other commercial conditions agreed in contracts between the parts and refer to:

a)	Fixed and mobile telephony services provided by Telefónica Group companies.
b)	Digital TV services contracted.
c)	Rental, maintenance of safety equipment and construction services contracted.
d)	Corporate services passed through at the cost effectively incurred.
e)	Right to use certain software licenses and maintenance and support contracted.
f)	International transmission infrastructure for several data circuits and roaming services contracted.
g)	Operations by Telefónica Group companies, relating to the purchase of internet content, advertising and auditing services.
h)	Marketing services.
i)	Information access services through the electronic communications network.
j)	Data communication services and integrated solutions.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

k)	Long distance call and international roaming services.
l)	Refunds to be paid or received regarding expenses and miscellaneous expenses.
m)	Brand fee for assignment of rights to use the brand.
n)	Platform of health services.
o)	Cost Sharing Agreement for digital-business.
p)	Leases/rentals buildings.
q)	Financial Clearing House roaming, inflows of funds for payments and receipts arising from roaming operation.
r)	Integrated e-learning, online education and training solutions.
s)	Factoring transactions, credit facilities for services provided by the Group's suppliers.
t)	Social investment. The Fundação Telefônica, innovative use of technology to enhance learning and knowledge, contributing to personal and social development.
u)	Contracts or agreements assigning user rights for cable ducts, optical fiber duct rental services, and right-of-way related occupancy agreements with several highway concessionaires.
v)	Adquira Sourcing platform - online solution to transact purchase and sale of various types of goods and services.
w)	Digital media; marketing and sales, in-store and outdoor digital marketing services.
x)

Tower operations between the Company and Telxius Torres Brasil. The operation consists of the sale of infrastructure assets owned by the Company, together with the assignment of the sharing contracts, with subsequent assignment of the use of space of the referred infrastructures to the Company.

y)	Amounts to be reimbursed by SPTE as a result of contractual clause of the purchase of Terra Networks equity interest.
z)	Sale of digital products and creation of an exclusive band channel that responds to the commercial demand for these digital services and products.

The Company and its subsidiaries sponsor pension plans and other post-employment benefits for its employees with Visão Prev and Sistel (Note 29).

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

The following table summarizes the consolidated balances with related parts:

		Balance Sheet - Assets
		03.31.20			12.31.19
Companies	Type of transaction	Cash and cash equivalents	Accounts receivable	Other assets and prepaid expenses	Cash and cash equivalents	Accounts receivable	Other assets and prepaid expenses
Parent Companies
SP Telecomunicações Participações	d) / l)	-	2	7,221	-	6	4,924
Telefónica Latinoamerica Holding	l)	-	-	48,323	-	-	40,105
Telefónica	l) / z)	-	-	2,558	-	10,873	2,555
		-	2	58,102	-	10,879	47,584
Other Group companies
Colombia Telecomunicaciones	k) / l)	-	165	520	-	159	520
Telefónica International Wholesale Services Brasil	a) / d) / l) / p)	-	1,578	2,472	-	1,961	3,602
T.O2 Germany GMBH CO. OHG	k)	-	1,832	-	-	1,688	-
Telefónica Venezolana	k)	-	6,861	2,196	-	6,498	2,196
Telefônica Digital España	g) / l)	-	1,018	377	-	696	300
Telefônica Factoring do Brasil	a) / d) / l) / s)	-	3,437	45	-	2,782	45
Telefónica Global Technology	e)	-	-	21,310	-	-	-
Telefónica International Wholesale Services II, S.L.	j) / k)	-	76,472	-	-	58,490	-
Telefônica Serviços de Ensino	a) / p)	-	98	11	-	153	14
Telefónica Moviles Argentina	k)	-	6,641	-	-	5,145	-
Telefónica Moviles España	k)	-	1,807	-	-	1,536	-
Telefónica USA	j)	-	5,320	-	-	5,319	-
Telfisa Global BV	q)	32,990	-	-	59,657	-	-
Telxius Cable Brasil	a) / d) / l) / p)	-	11,637	5,108	-	11,382	5,100
Telxius Torres Brasil	a) d) / p) / x)	-	463	13,279	-	5,429	6,611
Terra Networks Mexico, Terra Networks Peru and Terra Networks Argentina	g) / h)	-	6,179	-	-	5,598	-
Other	a) / d) / g) / h) / k) / l) / p)	-	12,704	3,557	-	12,189	2,732
		32,990	136,212	48,875	59,657	119,025	21,120
Total		32,990	136,214	106,977	59,657	129,904	68,704

Current assets
Cash and cash equivalents (Note 3)		32,990	-	-	59,657	-	-
Accounts receivable (Note 4)		-	136,214	-	-	129,904	-
Prepaid expenses (Note 6)		-	-	29,433	-	-	3,738
Other assets (Note 10)		-	-	77,046	-	-	64,471
Non-current assets
Other assets (Note 10)		-	-	498	-	-	495

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

		Balance Sheet - Liabilities
		03.31.20		12.31.19
Companies	Type of transaction	Trade accounts payable and other payables	Other liabilities and leases	Trade accounts payable and other payables	Other liabilities
Parent Companies
SP Telecomunicações Participações	l) / y)	-	25,121	-	23,524
Telefónica	l) / m)	3,345	501	2,907	40
		3,345	25,622	2,907	23,564
Other Group companies
Colombia Telecomunicaciones	k)	890	-	816	-
Fundação Telefônica	l)	4,200	-	-	86
Media Networks Latin America S.A.C.	b)	6,581	-	9,245	-
Telefónica International Wholesale Services Brasil	f) / l)	42,063	318	44,835	318
T.O2 Germany GMBH CO. OHG	k)	6,133	-	5,000	-
Telefónica Venezolana	k)	6,056	-	6,044	-
Telefónica Compras Electrónica	v)	29,758	-	28,169	-
Telefônica Digital España	o)	103,242	-	68,015	-
Telefônica Factoring do Brasil	l) / s)	-	2,548	-	4,057
Telefónica Global Technology	e)	43,153	-	28,854	-
Telefónica International Wholesale Services II, S.L.	f) / k)	84,175	-	66,976	-
Telefônica Serviços de Ensino	r)	8,023	-	8,373	-
Telefónica Moviles Argentina	k)	4,358	-	3,638	-
Telefónica Moviles España	k)	4,133	-	3,488	-
Telefónica USA	f)	13,458	360	16,015	267
Telxius Cable Brasil	f) / l)	59,015	1,572	47,168	1,572
Telxius Torres Brasil	x)	30,249	1,024,970	30,018	480,589
Terra Networks Mexico, Terra Networks Peru and Terra Networks Argentina	h)	5,164	-	7,105	-
Other	g) / h) / i) / k) / l) / n) / u) / w)	22,441	42	28,605	42
		473,092	1,029,810	402,364	486,931
Total		476,437	1,055,432	405,271	510,495

Current liabilities
Trade accounts payable and other payables (Note 15)		476,437	-	405,271	-
Leases (Note 19)		-	173,630	-	55,920
Other liabilities (Note 21)		-	29,992	-	29,529
Non-current liabilities
Leases (Note 19)		-	851,132	-	424,461
Other liabilities (Note 21)		-	678	-	585

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

		Income statement
		1st quarter of 2020			1st quarter of 2019
Companies	Type of transaction	Operating revenues	Cost, despesas and other expenses (revenues) operating	Financial result	Operating revenues	Cost, despesas and other expenses (revenues) operating	Financial result
Parent Companies
SP Telecomunicações Participações	d) / l)	2	140	-	-	103	-
Telefónica Latinoamerica Holding	l)	-	7,419	4,415	-	3,647	(628)
Telefónica	l) / m)	-	(111,861)	(18,191)	-	(105,309)	(3,011)
		2	(104,302)	(13,776)	-	(101,559)	(3,639)
Other Group companies
Colombia Telecomunicaciones	k) / l)	58	(279)	-	(37)	(1,013)	-
Fundação Telefônica	l) / t)	-	(4,200)	-	-	(4,809)	-
Telefónica International Wholesale Services Brasil	a) / d) / f) / l) / p)	29	(25,058)	-	159	(21,281)	-
Media Networks Latin America S.A.C.	b)	-	(7,111)	(1,024)	-	(10,548)	(96)
Telefônica Serviços de Ensino	a) / p) / r)	262	(7,510)	-	165	(10,680)	-
T.O2 Germany GMBH CO. OHG	k)	59	(1,370)	-	(2)	(8,061)	-
Telefónica Venezolana	k)	(406)	(5,710)	484	13	(158)	-
Telefónica Compras Electrónica	v)	-	(7,049)	-	-	(8,055)	-
Telefônica Digital España	l) / o)	272	(17,345)	(21,681)	-	(19,029)	(2,618)
Telefônica Factoring do Brasil	a) / d) / l) / s)	570	62	223	698	56	(762)
Telefónica Global Technology	e)	-	(19,326)	(5,727)	-	(13,938)	(83)
Telefónica International Wholesale Services II, S.L.	f) / j) / k)	16,113	(27,145)	8,903	12,323	(11,843)	(4,898)
Telefónica Moviles Argentina	k)	1,762	(1,445)	200	1,303	(526)	-
Telefónica Moviles España	k)	184	(982)	-	(44)	(1,507)	-
Telefónica USA	f) / j)	5	(7,957)	570	12	(3,232)	(1,042)
Telxius Cable Brasil	a) / d) / f) / l) / p)	3,242	(76,070)	(5,184)	1,329	(60,484)	(604)
Telxius Torres Brasil	a) / d) / p) / x)	824	1,301	(5,684)	765	(14,732)	(22,521)
Terra Networks Mexico, Terra Networks Peru and Terra Networks Argentina	h)	12	(1,392)	109	-	(1,158)	(1,644)
Other	a) / c) / d) / g) / i) / k) / l) / n) / p) / q) / u) / w)	1,473	(5,204)	652	1,750	(27,665)	(416)
		24,459	(213,790)	(28,159)	18,434	(218,663)	(34,684)
Total		24,461	(318,092)	(41,935)	18,434	(320,222)	(38,323)

b)   Management compensation

Consolidated key management compensation paid by the Company to its Board of Directors and Statutory Officers for the quarters ended March 31, 2020 and 2019 totaled R$7,886 and R$5,806, respectively. Of this amount, R$4,446 (R$3,850 on March 31, 2019) corresponds to salaries, benefits and social charges and R$3,440 (R$1,956 on March 31, 2019) to variable compensation.

These amounts were recorded as expenses with personnel under the General and administrative expenses group of accounts (Note 24).

For the quarters ended March 31, 2020 and 2019, our Directors and Officers did not receive any pension, retirement or similar benefits.

28) SHARE-BASED PAYMENT PLANS

Telefónica as the Company´s parent has different share-based payment plans which are also offered to management and employees of its subsidiaries, including the Company and its subsidiaries.

The fair value of the shares is estimated at the date at which they are granted, using the binomial valuation model, that considers the terms and conditions of the instruments' concession. This fair value is charged to the income statement over the period up to the acquisition.

The Company and its subsidiaries reimburse Telefónica for the fair value of the benefit delivered on the grant date to the officers and employees.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

The details of these plans are the same as in Note 29) Share-Based Payment Plans, as disclosed in the financial statements for the fiscal year ended December 31, 2019.

The main plans in effect at March 31, 2020 are detailed below:

•     Talent for the Future Share Plan (“TFSP”), for its Senior Managers, Managers and Experts at a global level

The 2018-2020 cycle (January 1, 2018 to December 31, 2020): includes 122 active executives the potential rights to receive 109,530 shares of Telefónica.

The 2019-2021 cycle (January 1, 2019 to December 31, 2021): includes 152 active executives the potential rights to receive 128,750 shares of Telefónica.

•     Perform Share Plan (“PSP”), for its Vice-Presidents and Directors at the global level

  The 2018-2020 cycle (January 1, 2018 to December 31, 2020): includes 94 active executives (including 2 executives appointed under the Company's by-laws), with the potential right to receive 749,839  shares of Telefónica.

  The 2019-2021 cycle (January 1, 2019 to December 31, 2021): includes 94 active executives (including 2 executives appointed under the Company's by-laws), with the potential right to receive 997,477  shares of Telefónica.

•     Global Employee Share Plan (“GESP”)

The cycle of this plan is effective from July 1, 2019 to June 31, 2021.

The granting of shares is conditional upon: (i) maintenance of an active employment relationship within the Telefónica Group on the cycle consolidation date; and (ii) achievement of results representing fulfillment of the objectives established for the plan.

The expenses of the Company and its subsidiaries with the share-based compensation plans described above, where applicable, are recorded as personnel expenses, divided into the groups Cost of Services, Selling expenses and General and Administrative Expenses (Note 24), corresponding to R$3,823 and R$3,800 for the three-month periods ended March 31, 2020 and 2019.

29) PENSION PLANS AND OTHER POST-EMPLOYMENT BENEFITS

The plans sponsored by the Company and its subsidiaries and the related benefit types are as follows:

Plan	Type	Entity	Sponsor
PBS-A	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
PAMA / PCE	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
Healthcare - Law No. 9656/98	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil, Terra Networks, TGLog and TIS
CTB	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Defined benefit (DB)	VisãoPrev	Telefônica Brasil
VISÃO	Defined contribution (DC) / Hybrid	VisãoPrev	Telefônica Brasil, Terra Networks, TGLog and TIS

The details of these plans are the same as in Note 30) Pension Plans and Other Post-Employment Benefits, as disclosed in the financial statements for the fiscal year ended December 31, 2019.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

Below, we present the consolidated movements and balances of the surplus and deficit plans:

Consolidated
	Plans with surplus	Plans with deficit	Total
Balances at 12.31.18	10,997	(679,478)	(668,481)
Current service cost	(684)	(4,129)	(4,813)
Net interest on net defined benefit liabilities/assets	268	(15,846)	(15,578)
Contributions and benefits paid by the employers	445	5,037	5,482
Balances at 03.31.19	11,026	(694,416)	(683,390)
Current service cost	(2,054)	(12,581)	(14,635)
Net interest on net defined benefit liabilities/assets	803	(47,550)	(46,747)
Contributions and benefits paid by the employers	869	19,410	20,279
Amounts recognized in OCI	216,276	(417,936)	(201,660)
Business combinations	-	(1,994)	(1,994)
Distribution of reserves	(5,981)	-	(5,981)
Balances at 12.31.19	220,939	(1,155,067)	(934,128)
Current service cost	(722)	(6,682)	(7,404)
Net interest on net defined benefit liabilities/assets	6,665	(21,908)	(15,243)
Contributions and benefits paid by the employers	424	6,525	6,949
Distribution of reserves	(18,386)	-	(18,386)
Balances at 03.31.20	208,920	(1,177,132)	(968,212)

Balances at 12/31/19
Current assets	71,776	-	71,776
Non-current assets	149,163	-	149,163
Current liabilities	-	(25,557)	(25,557)
Non-current liabilities	-	(1,129,510)	(1,129,510)

Balances at 03/31/20
Current assets	74,031	-	74,031
Non-current assets	134,889	-	134,889
Current liabilities	-	(25,558)	(25,558)
Non-current liabilities	-	(1,151,574)	(1,151,574)

30) FINANCIAL INSTRUMENTS AND RISK AND CAPITAL MANAGEMENT

a) Derivative transactions

The derivative financial instruments contracted by the Company are mainly used for hedging against foreign exchange risk from assets and liabilities in foreign currency and the effects of inflation on leases indexed to the IPCA. There are no derivative financial instruments held for speculative purposes, possible currency risks are hedged.

Management believes that the Company's internal controls for its derivatives are adequate to control risks associated with each strategy for the market. Gains/losses obtained or sustained by the Company in relation to its derivatives show that its risk management has been appropriate.

As long as these derivative contracts qualify for hedge accounting, the hedged item is adjusted to fair value, offsetting the result of the derivatives, pursuant to the rules of hedge accounting. This hedge accounting applies both to financial liabilities and probable cash flows in foreign currency.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

The derivative financial instrument contracts have specific clauses for penalty in case of breach of contract. The breach of contract provided for in the agreements made with financial institutions is characterized by breach of contractual clause, resulting in the early settlement of the contract.

At March 31, 2020 and December 31, 2019, the Company held no embedded derivatives contracts.

a.1) Fair value of derivative financial instruments

The valuation method used to calculate the fair value of financial liabilities (if applicable) and derivative financial instruments was the discounted cash flow method, based on expected settlements or realization of liabilities and assets at market rates prevailing at the balance sheet date.

The fair values of positions in Reais are calculated by projecting future inflows from transactions using B3 yield curves and discounting these flows to present value using market DI rates for swaps announced by B3.

The market values of foreign exchange derivatives were obtained using the market exchange rates in effect at the balance sheet date and projected market rates obtained from the currency's coupon-rate yield curves. The linear convention of 360 calendar days was used to determine coupon rates of positions indexed in foreign currencies, while the exponential convention of 252 business days was used to determine coupon rates for positions indexed to CDI rates.

Consolidated derivatives financial instruments shown below are registered with B3 and classified as swaps, usually, that do not require margin deposits.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

Company / Consolidated
			Accumulated effects from fair value
	Notional Value		Amount receivable (payable)
Description	03.31.20	12.31.19	03.31.20	12.31.19
Long position	267,706	515,261	56,936	72,163

Foreign Currency	118,723	72,790	10,445	-
US$ (1)	102,920	72,790	9,452	-
EUR (1)	15,803	-	993	-

Floating rate	79,025	369,491	-	1,818
CDI (1)	79,025	369,491	-	1,818

Inflation rates	69,958	72,980	46,491	70,345
IPCA (2)	69,958	72,980	46,491	70,345

Floating rate	(188,881)	(145,770)	(54,751)	(56,133)
CDI (1) (2)	(188,881)	(145,770)	(54,751)	(56,133)

Foreign Currency	(79,025)	(369,491)	(1,395)	-
US$ (1)	(79,025)	(365,161)	(1,395)	-
EUR (1)	-	(4,330)	-	-

	Long position		56,936	72,163
	Current		13,534	19,282
	Non-current		43,402	52,881

	Short position		(56,146)	(56,133)
	Current		(1,395)	(1,921)
	Non-current		(54,751)	(54,212)
	Amounts receivable, net		790	16,030

(1)   Foreign currency swaps (Euro and CDI x Euro) (R$16,816) and (US$ and CDI x US$) (R$32,045) - maturing through May 21, 2020 to hedge currency risk affecting net amounts payable (carrying amount R$16,903 in Euros and LIBOR) and receivables (carrying amount R$32,045 in US$).

(2)   IPCA x CDI swaps (R$238,115) - maturing in 2033 to hedge risk of change rate pegged to IPCA (carrying amount R$295,550).

The table below shows the breakdown of swaps maturing after March 31, 2020:

Company / Consolidated
	Maturing in
Swap contract	1 to 12 months	13 to 24 months	25 to 36 months	37 to 48 months	49 to 60 months	From 61 months	Amount receivable (payable) on 03.31.20
Foreign currency x CDI	10,440	-	-	-	-	-	10,440
CDI x Foreign Currency	(1,395)	-	-	-	-	-	(1,395)
IPCA x CDI	3,094	3,310	3,298	3,374	3,245	(24,576)	(8,255)
Total	12,139	3,310	3,298	3,374	3,245	(24,576)	790

For the purposes of preparing its financial statements, the Company adopted the fair value hedge accounting methodology for its foreign currency swaps x CDI and IPCA x CDI for hedging or financial debt. Under this arrangement, both derivatives and hedged risk are recognized at fair value.

On March 31, 2020 and 2019, the transactions with derivatives generated a negative consolidated net result of R$22,603 and positive result of R$19,319, respectively (Note 26).

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

a.2) Sensitivity analysis to the Company’s risk variables

CVM Resolution 475/08 requires listed companies to disclose sensitivity analyses for each type of market risk that management understands to be significant when originated by financial instruments to which the entity is exposed at the end of each period, including all derivative financial instrument transactions.

In making the above analysis, each of the transactions with derivative financial instruments was assessed and assumptions included a probable scenario and two others that could adversely impact the Company.

In the probable scenario assumption used, on the maturity dates of each of the transactions, were the market rates for the B3 yield curves (currencies and interest rates), and data from the IBGE, Central Bank, FGV, among others. In the probable scenario, there is no impact on the fair value of the above-mentioned derivatives. However, for Scenarios II and III, as per CVM ruling, risk variables were stressed by 25% and 50% respectively.

Since the Company only holds derivatives to hedge its foreign currency assets and liabilities, changing scenarios are tracked by the corresponding hedged items the effects are almost non-existent. For these transactions, the Company reported the consolidated net exposure in each of the above-mentioned three scenarios on March 31, 2020.

Company / Consolidated
Transaction	Risk	Probable	25% depreciation	50% depreciation
Hedge (long position)	Derivatives (depreciation risk EUR)	16,816	21,020	25,224
Payables in EUR	Debt (appreciation risk EUR)	(39,934)	(49,918)	(59,902)
Receivables in EUR	Debt (depreciation risk EUR)	23,031	28,789	34,547
	Net Exposure	(87)	(109)	(131)

Hedge (short position)	Derivatives (depreciation risk US$)	32,045	40,056	48,067
Payables in US$	Debt (appreciation risk US$)	(317,674)	(397,092)	(476,511)
Receivables in US$	Debt (depreciation risk US$)	285,629	357,036	428,444
	Net Exposure	-	-	-

Hedge (long position)	Derivatives (risk of decrease in IPCA)	238,115	221,919	207,591
Debt in IPCA	Debt (risk of increase in IPCA)	(295,549)	(279,353)	(265,025)
	Net Exposure	(57,434)	(57,434)	(57,434)

Hedge (CDI position)
Hedge US$ and EUR (short and long position)	Derivatives (risk of decrease in CDI)	39,937	39,963	39,988
Hedge IPCA (short position)	Derivatives (risk of increase in CDI)	(238,115)	(221,919)	(207,591)
	Net Exposure	(198,178)	(181,956)	(167,603)

Total net exposure in each scenario		(255,699)	(239,499)	(225,168)

Net effect on changes in current fair value		-	16,200	30,531

The assumptions used by the Company for the sensitivity analysis on March 31, 2020 were as follows:

Risk Variable	Probable	25% depreciation	50% depreciation
US$	5.1987	6.4984	7.7981
EUR	5.6947	7.1183	8.5420
IPCA	4.05%	5.06%	6.07%
IGPM	6.81%	8.51%	10.21%
CDI	6.42%	8.03%	9.63%

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

For calculation of the net exposure for the sensitivity analysis, all derivatives were considered at market value and hedged items designated for hedges for accounting purposes were also considered at fair value.

The fair values shown in the table above are based on the portfolio position at March 31, 2020, but do not reflect an estimate for realization due to the dynamism of the market, which is constantly monitored by the Company. The use of different assumptions could significantly affect the estimates.

b) Fair value

The Company and its subsidiaries assessed their financial assets and liabilities in relation to market values using available information and appropriate valuation methodologies. However, both the interpretation of market data and the selection of valuation methods require considerable judgment and reasonable estimates to produce the most adequate realization value. As a result, the estimates shown do not necessarily indicate amounts that could be realized in the current market. The use of different assumptions for the market and/or methodologies may have a material effect on estimated realization values.

The fair values of all assets and liabilities are classified within the fair value hierarchy described below, based on the lowest level of information that is significant to the fair value measurement as a whole:

Level 1: quoted market prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: valuation techniques for which there is a significantly lower level of information to measure the fair value directly or indirectly observable; and

Level 3: valuation techniques for which the lowest and significant level of information to measure the fair value is not available.

During the periods shown in the tables below, there were no transfers between fair value measurements of Level 3 and Levels 1 and 2.

The tables below present the composition and classification of financial assets and liabilities at March 31, 2020 and December 31, 2019.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

Company
		Fair value hierarchy	Book value		Fair value
	Classification by category		03.31.20	12.31.19	03.31.20	12.31.19
Financial Assets
Current
Cash and cash equivalents (Note 3)	Amortized cost		5,158,032	3,106,269	5,158,032	3,106,269
Trade accounts receivable (Note 4)	Amortized cost		8,687,689	8,675,720	8,687,689	8,675,720
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	13,534	19,282	13,534	19,282

Non-current
Investments pledged as collateral	Amortized cost		67,585	63,558	67,585	63,558
Trade accounts receivable (Note 4)	Amortized cost		408,419	440,453	408,419	440,453
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	43,402	52,881	43,402	52,881
Total financial assets			14,378,661	12,358,163	14,378,661	12,358,163

Financial Liabilities
Current
Trade accounts payable, net (Note 15)	Amortized cost		6,416,590	6,917,252	6,416,590	6,917,252
Loans, financing and leases (Note 19)	Amortized cost		659,285	1,019,497	660,908	1,021,245
Loans, financing and leases (Note 19)	Measured at fair value through profit or loss	Level 2	2,198,102	2,029,246	2,198,102	2,029,246
Debentures (Note 19)	Amortized cost		2,054,506	1,077,183	2,057,078	1,104,539
Derivative transactions (Note 30)	Measured at fair value through profit or loss	Level 2	1,395	1,921	1,395	1,921

Non-current
Loans, financing and leases (Note 19)	Amortized cost		36,076	24,951	35,590	23,966
Loans, financing and leases (Note 19)	Measured at fair value through profit or loss	Level 2	6,919,537	7,161,875	6,919,537	7,161,875
Contingent consideration (Note 19)	Measured at fair value through profit or loss	Level 2	486,907	484,048	486,907	484,048
Debentures (Note 19)	Amortized cost		1,027,703	2,027,167	972,473	1,948,705
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	54,751	54,212	54,751	54,212
Total financial liabilities			19,854,852	20,797,352	19,803,331	20,747,009

Consolidated
		Fair value hierarchy	Book value		Fair value
	Classification by category		31.03.20	31.12.19	31.03.20	31.12.19
Financial Assets
Current
Cash and cash equivalents (Note 3)	Amortized cost		5,479,294	3,393,377	5,479,294	3,393,377
Trade accounts receivable (Note 4)	Amortized cost		8,727,275	8,719,497	8,727,275	8,719,497
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	13,534	19,282	13,534	19,282

Non-current
Investments pledged as collateral	Amortized cost		67,805	63,766	67,805	63,766
Trade accounts receivable (Note 4)	Amortized cost		408,419	440,453	408,419	440,453
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	43,402	52,881	43,402	52,881
Total financial assets			14,739,729	12,689,256	14,739,729	12,689,256

Financial Liabilities
Current
Trade accounts payable, net (Note 15)	Amortized cost		6,330,628	6,871,799	6,330,628	6,871,799
Loans, financing and leases (Note 19)	Amortized cost		659,848	1,020,061	661,471	1,021,810
Loans, financing and leases (Note 19)	Measured at fair value through profit or loss	Level 2	2,198,102	2,029,246	2,198,102	2,029,246
Debentures (Note 19)	Amortized cost		2,054,506	1,077,183	2,057,078	1,104,539
Derivative transactions (Note 30)	Measured at fair value through profit or loss	Level 2	1,395	1,921	1,395	1,921

Non-current
Loans, financing and leases (Note 19)	Amortized cost		36,076	25,093	35,590	24,106
Loans, financing and leases (Note 19)	Measured at fair value through profit or loss	Level 2	6,919,537	7,161,875	6,919,537	7,161,875
Contingent consideration (Note 19)	Measured at fair value through profit or loss	Level 2	486,907	484,048	486,907	484,048
Debentures (Note 19)	Amortized cost		1,027,703	2,027,167	972,473	1,948,705
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	54,751	54,212	54,751	54,212
Total financial liabilities			19,769,453	20,752,605	19,717,932	20,702,261

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

c) Capital management

The purpose of the Company's capital management is to ensure maintenance of a high credit rating and an optimal capital ratio to support the Company's business and maximize shareholder value.

The Company manages its capital structure by making adjustments and adapting to current economic conditions. For this purpose, the Company may pay dividends, obtain new loans, issue debentures and contract derivatives. For the quarter ended March 31, 2020, there were no changes in capital structure objectives, policies or processes.

The Company’s debt structure includes loans, financing, debentures, leases, contingent consideration and transactions with derivatives, less cash and cash equivalents, short-term investments to secure BNB financing and guarantor of the contingent consideration liability.

d) Risk management policy

The Company and its subsidiaries are exposed to several market risks as a result of its commercial operations, debts contracted to finance its activities and debt-related financial instruments.

d.1) Currency Risk

Risk arising from foreign exchange rate volatility, affecting loans denominated in foreign currencies.

There is also foreign exchange risk for financial assets and liabilities denominated in foreign currencies, which may generate a smaller amount receivable or larger amount payable depending on the exchange rate in the period.

Hedging transactions were executed to minimize the risks associated with exchange rate on financial assets and liabilities in foreign currencies. This balance is subject to daily changes due to the dynamics of the business. However, the Company intends to cover the net balance of these assets and obligations (US$6,161 thousand receivable, €2,843 thousand and £110 thousand paid by March 31, 2020 and US$72,530 thousand receivable, €974 thousand and £110 thousand paid by December 31, 2019) to mitigate its foreign exchange risks.

d.2) Interest and Inflation Risk

This risk may arise from an unfavorable change in the domestic interest rate, which may adversely affect financial expenses from the portion of debentures referenced to the CDI and liability positions in derivatives (currency hedge and IPCA) pegged to floating interest rates (CDI).

To reduce exposure to the floating interest rate (CDI), the Company and its subsidiaries invested cash equivalents of R$5,035,036 and R$3,143,209 on March 31, 2020 and December 31, 2019, respectively, mostly in short-term CDI-based financial investments (CDBs). The carrying amounts of these instruments approximate their fair values, as they may be redeemed in the short term.

d.3) Liquidity Risk

Liquidity risk may arise from having insufficient funds to meet commitments in different currencies and dates of realization of rights and settlement of obligations.

The Company structures the maturity dates of non-derivative financial contracts (Note 19), and their respective derivatives, as shown in the schedule of payments disclosed in this note, to avoid affecting their liquidity.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

The Company’s cash flow and liquidity are managed on a daily basis by the operating departments to ensure that cash flows and contracted funding, when necessary, it is sufficient to meet scheduled commitments in to avoid liquidity risk.

The maturity profile of consolidated financial liabilities includes the amounts of principal and future interest up to the maturity date. For fixed-rate liabilities, interest was calculated based on the indices established in each contract. For variable rate liabilities, interest was calculated based on the market forecast for each period.

d.4) Credit Risk

The risk arises from the possibility of the Company and its subsidiaries incurring losses due to difficulty in receiving amounts billed to their customers and sales of prepaid handsets and cards that have been pre-activated for the distribution network.

The credit risk on accounts receivable is diversified and mitigated by strict control of the customer base. The Company constantly monitors the level of accounts receivable from postpaid services and limits bad credit risk by cutting off access to telephone lines if bills are past due. The mobile customer base predominantly uses the prepaid system, which requires purchase of credits beforehand and therefore does not pose credit risk. Exceptions are made for emergency services that must be maintained for security or national defense reasons.

Credit risk on sales of pre-activated prepaid handsets and cards is managed by a conservative policy for granting credit, using modern credit scoring methods, analyzing financial statements and consultations to commercial databases, in addition to requesting guarantees.

The Company and its subsidiaries are also subject to credit risk arising from their investments, letters of guarantee received as collateral for certain transactions and receivables from derivative transactions. The Company and its subsidiaries control the credit limits granted to each counterpart and diversify this exposure across first-tier financial institutions as per current credit policies of financial counterparts.

d.5) Social and Environmental Risks

The Company's operations and properties are subject to various environmental laws and regulations that, among others, govern environmental licenses and records, protection of fauna and flora, air emissions, waste management and remediation of contaminated sites. If the Company fails to meet present and future requirements, or to identify and manage new or existing contamination, it will incur significant costs, which include cleaning costs, damages, compensation, fines, activities suspension and other penalties, investments to improve its facilities or change its processes, or interruption of operations. The identification of environmental conditions not currently identified, more stringent inspections by regulatory agencies, the entry into force of more stringent laws and regulations or other unanticipated events may occur and, ultimately, result in significant environmental liabilities and their costs. The occurrence of any of the above factors could have a material adverse effect on the Company's business, results of operations and financial position. According to Article 75 of Law No. 9605 of 1998, the maximum fine per breach of environmental law is R$50,000 (fifty million Reais).

From a social point of view, the Company is exposed to contingent liabilities as it hires outsourced service providers. These potential liabilities may involve labor claims by employees of the service providers who file claims against the service provider and Company, request the conviction of the Company as an associate, that is, the Company may be compelled to pay in the case the provider does not settle these obligations. There is also a more remote possibility that these employees will be treated as direct employees by the Company, which would generate the risk of joint and several convictions. The demands that are known to Telefónica are already provided.

d.6) Insurance Coverage

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

The policy of the Company and its subsidiaries, as well as the Telefónica Group, includes contracting insurance coverage for all assets and liabilities involving significant and high-risk amounts, based on management's judgment and following Telefónica corporate program guidelines.

On March 31, 2020, maximum limits of claims (established pursuant to the agreements of each entity consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective amounts were R$900,000 for operational risks (including business interruption) and R$75,000 for general civil liability.

d.7) Compliance

The Company is required to comply with Brazilian anti-corruption laws and regulations on the same subject in jurisdictions where it has its securities traded. In particular, the Company is subject, in Brazil, to the Law n 12.846/2013 and, in the United States, to the U.S. Foreign Corrupt Practices Act of 1977.

Although the Company has internal policies and procedures designed to ensure compliance with the aforementioned anti-corruption laws and regulations, there can be no assurance that such policies and procedures will be sufficient or that the Company’s employees, directors, officers, partners, agents and service providers will not take actions in violation of the Company’s policies and procedures (or otherwise in violation of the relevant anti-corruption laws and regulations) for which the Company or they may be ultimately held responsible. Violations of anti-corruption laws and regulations could lead to financial penalties, damage to the Company’s reputation or other legal consequences that could have a material adverse effect on the Company’s business, results of operations and financial condition.

An administrative proceeding is underway with the Federal Comptroller General (“CGU”) aimed at ascertaining any administrative repercussions of the offer of tickets to public agents during the 2014 World Cup.

d.8) Potential impact of the Coronavirus pandemic (COVID-19)

The Company is closely monitoring the new COVID-19 pandemic and its potential impact on its business. The outbreak and rapid spread of COVID-19 has resulted in a substantial reduction in commercial activities worldwide and is causing the weakening of economic conditions, in Brazil and abroad. As part of intensifying efforts to curb the spread of COVID-19, an increasing number of state, municipal and foreign governments have imposed various restrictions on the conduct of business and travel. Government restrictions, such as requests to stay at home, quarantines and worker absenteeism as a result of COVID-19, have led to a significant number of business closings and decelerations, which can have some impact on the Company's business, with reduced revenue and / or cost increase / reduction in certain situations.

Currently, it is not possible to predict the precise impact, as well as the extent of any impact, of the COVID-19 pandemic on the Company's business and on the global economy as a whole. It is also not possible to predict how long the pandemic will last or how long it will take for economic activity to return to previous levels. A prolonged situation can have a significant adverse effect on economies and financial markets globally, potentially leading to a global economic slowdown, which can have an adverse effect on the Company's business, results of operations and financial condition.

The extent to which the COVID-19 pandemic affects the Company's business is likely to depend on several evolving factors that the Company may not be able to accurately predict, including:

•	the duration and scope of the pandemic;
•	government, business and individual actions that have been and continue to be taken in response to the pandemic;
•	the impact of the pandemic on economic activity and actions taken in response;
•	the effect on the Company's customers and the demand for its products and services;
•	the ability of the Company's customers to pay for its products and services;

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

•	any closings of the Company's facilities and those of its customers and suppliers; and
•

any economic and financial expenditures that the Company may be required to have as a result of contingency plans to mitigate potential risks and / or comply with the obligation to make arising from COVID-19.

31) CONTRACTUAL COMMITMENTS

The Company and its subsidiaries have unrecognized contractual commitments arising from the purchase of goods and services, which mature on several dates, with monthly payments.

On March 31, 2020, the total nominal values equivalent to the full contract period were:

Consolidated
1 to 12 months	1,212,736
13 to 24 months	1,213,617
25 to 36 months	926,062
37 to 48 months	505,652
49 to 60 months	307,264
From 61 months	588,153
Total	4,753,484

32) ADDITIONAL INFORMATION ON CASH FLOWS

a)   Reconciliation of cash flow financing activities

The following is a reconciliation of the consolidated cash flow financing activities for the three-month periods ended March 31, 2020 and 2019.

		Cash flows from financing activities	Cash flows from operating activities	Financing activities not involving cash and cash equivalents
	Balance on 12.31.19	Write-offs (payments)	Write-offs (payments)	Financial charges and foreign exchange variation	Additions of leases and supplier financing	Interim and unclaimed dividends and interest on equity	Balance on 03.31.20
Interim dividends and interest on equity	3,587,417	-	-	-	-	358,579	3,945,996
Loans and financing	1,045,124	(405,906)	(10,961)	11,410	56,257	-	695,924
Leases	9,191,151	(558,194)	(97,832)	85,127	497,387	-	9,117,639
Debentures	3,104,350	-	(55,768)	33,627	-	-	3,082,209
Derivative financial instruments	(16,030)	(7,361)	-	22,601	-	-	(790)
Contingent Consideration	484,048	-	-	2,859	-	-	486,907
Total	17,396,060	(971,461)	(164,561)	155,624	553,644	358,579	17,327,885

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

		Cash flows from financing activities	Cash flows from operating activities	Financing activities not involving cash and cash equivalents
	Balance on 12.31.18	Write-offs (payments)	Write-offs (payments)	Financial charges and foreign exchange variation	Additions of leases and supplier financing	Additions of leases and supplier financing	Interim and unclaimed dividends and interest on equity	Balance on 03.31.19
Interim dividends and interest on equity	4,172,916	(271)	-	-	-	-	598,269	4,770,914
Loans and financing	2,106,814	(371,978)	(33,637)	39,369	146,558	-	-	1,887,126
Leases	393,027	(381,015)	(98,790)	99,157	49,153	8,618,072	-	8,679,604
Debentures	3,173,910	-	(68,262)	51,279	-	-	-	3,156,927
Derivative financial instruments	(56,150)	19,672	-	(18,967)	-	-	-	(55,445)
Contingent Consideration	465,686	-	-	4,723	-	-	-	470,409
Total	10,256,203	(733,592)	(200,689)	175,561	195,711	8,618,072	598,269	18,909,535

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2020

(In thousands of Reais, unless otherwise stated)

b)   Financing transactions that do not involve cash

The main transactions that do not involve cash of the Company refer to the acquisition of assets through leases and income from financing with suppliers, as follows:

Consolidated
	03.31.20	03.31.19
Initial adoption IFRS 16 on 01.01.19	-	8,618,072
Financing transactions with suppliers	56,257	146,558
Acquisition of assets through leases	497,387	49,153
Total	553,644	8,813,783

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 8, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director